   As filed with the Securities and Exchange Commission on May 15, 2001

                                                 Registration No. 333-60692

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ----------------
                        Integrated Circuit Systems, Inc.
             (Exact Name of Registrant as Specified in its Charter)

              Pennsylvania                             23-2000174
    (State or Other Jurisdiction of                 (I.R.S. Employer
     Incorporation or Organization)              Identification Number)

                         2435 Boulevard of the Generals
                         Norristown, Pennsylvania 19403
                           Telephone: (610) 630-5300
         (Address, including zip code, of principal executive offices)

                                ----------------

                                  Hock E. Tan
                     President and Chief Executive Officer
                         2435 Boulevard of the Generals
                         Norristown, Pennsylvania 19403
                           Telephone: (610) 630-5300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                ----------------

                                With copies to:
        Robert A. Friedel, Esq.                   Mark C. Smith, Esq.
          Pepper Hamilton LLP                    Skadden, Arps, Slate,
         3000 Two Logan Square                     Meagher & Flom LLP
      Philadelphia, PA 19103-2799                  Four Times Square
             (215) 981-4000                     New York, NY 10036-6572
                                                     (212) 735-3000

                                ----------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                                ----------------

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ----------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this prospectus is not complete and may be       +
+changed. We may not sell securities until the registration statement filed + +with the Securities and Exchange Commission is effective. This prospectus is + +not an offer to sell these securities, and it is not soliciting an offer to + +buy these securities in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 Subject to Completion, dated May 15, 2001

PROSPECTUS

                                9,000,000 Shares

                   [LOGO OF INTEGRATED CIRCUIT SYSTEMS, INC.]

                        Integrated Circuit Systems, Inc.

                                  Common Stock

--------------------------------------------------------------------------------

This is an offering of shares of common stock of Integrated Circuit Systems, Inc. All of the shares of common stock in this offering are being sold by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sale of the shares by the selling shareholders.

Our common stock is traded on the Nasdaq National Market under the symbol ICST. On May 14, 2001, the last reported sale price of our common stock on the Nasdaq National Market was $15.50 per share.

Investing in the shares involves risks. See "Risk Factors" beginning on page 5.

                                                                Per Share Total
                                                                --------- -----
Public Offering Price..........................................   $       $

Underwriting Discounts and Commissions.........................   $       $

Proceeds to Selling Shareholders...............................   $       $

The selling shareholders have granted the underwriters a 30-day option to purchase up to 1,350,000 additional shares to cover any over-allotments.

Neither the Securities and Exchange Commission nor any State securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers expects to deliver the shares on or about      , 2001.

--------------------------------------------------------------------------------


                                Lehman Brothers

JPMorgan                                                 Robertson Stephens

                         Bear, Stearns & Co. Inc.

                                                  Fidelity Capital Markets

     , 2001

  [Description of cover art: photographs of Integrated Circuit Systems, Inc.'s integrated circuits and applications]

                               TABLE OF CONTENTS

Prospectus Summary...................   1
Risk Factors.........................   5
Forward Looking Statements...........  11
Use of Proceeds......................  11
Capitalization.......................  12
Dividend Policy......................  12
Market Price for Our Common Stock....  12
Selected Historical Consolidated
 Financial Data......................  13
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations.......................  15

Business............................  23
Management..........................  32
Selling Shareholders................  35
Description of Capital Stock........  37
Shares Eligible for Future Sale.....  40
Underwriting........................  42
Legal Matters.......................  44
Experts.............................  45
Where You Can Find More
 Information........................  45
Incorporation of Certain Documents
 by Reference.......................  45
Index to Consolidated Financial
 Statements......................... F-1

                               ----------------

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different or additional information. This prospectus may only be used where it is legal to sell these securities. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY

   This summary highlights some information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and related notes, before deciding to invest in our common stock.

                        Integrated Circuit Systems, Inc.

   We design, develop and market silicon timing devices primarily serving the computing, communications and digital consumer industries. Silicon timing devices are mixed-signal integrated circuits that perform critical timing control, sequence and synchronization functions for all electronic systems. Our products are used in computing systems, such as PCs and memory modules, and a wide range of digital consumer products, such as digital set-top boxes, high definition televisions, or HDTVs, DVD players, MP3 players, digital audio and imaging products and video game consoles. Increasingly, our silicon timing devices are also being used in products within the communications infrastructure industry, such as optical switches, routers, cable and digital subscriber line, or DSL, modems, servers and storage area networks.

   In the nine months ended March 31, 2001, we continued to be a leading timing device supplier to the PC sector while also generating significant revenue from our other targeted markets. Specifically, we generated nearly half of our total revenue from the communications and digital consumer product markets. Over this same period, revenue from the communications market grew 220% for the nine months ended March 31, 2001, compared to the nine months ended April 1, 2000. We are continuing to design and introduce new products for communications companies, such as Alcatel, Cisco Systems, Lucent, Nortel and Siemens, as well as digital consumer product developers such as Philips, Scientific Atlanta and Sony. Over 50% of our current design opportunities are for the communications market, while over 20% target the digital consumer market. A design opportunity reflects a request from a customer or potential customer for an application specific silicon timing device. During the nine months ended March 31, 2001, we converted 80% of our design opportunities into design wins. For example, Texas Instruments selected one of our designs to enable its asymmetrical digital subscriber line, or ADSL, chipsets. In addition, we have recently developed and commenced marketing a family of timing solutions that enable the next generation of double data rate, or DDR, synchronous dynamic random access memory, or SDRAM, modules which are designed into the products of the leading memory producers such as Micron, Samsung, Hynix Semiconductor and Infineon. The DDR SDRAM modules enable us to provide complete timing solutions for workstation and server markets. Our penetration of the digital consumer market is highlighted by Microsoft's selection of two of our timing products for use in the initial production of its Xbox(TM) video game system. We have reached an agreement with Microsoft to supply a substantial volume of these timing devices going forward.

   We pioneered the silicon timing market in 1988, introducing silicon timing devices that were first used in video and graphics applications. Since then, we have leveraged our design expertise to continually deliver innovative technical designs, including the first silicon timing device for the PC motherboard in 1990. Over the last ten years, we have continued to enhance our reputation in the industry by expanding our design library, including eight significant industry first designs. Over 60% of our designs are customized to our customers' needs, and we have introduced over 550 new products over the past three fiscal years, with 152 introduced in the last quarter alone.

   We have a proprietary development process that allows for quick time to market and a fabless operating model which allows us to focus on new product development and customer relationships. We have developed long-standing relationships with many leading original equipment manufacturers, or OEMs, of PCs, communications equipment and consumer electronics. We work closely with these OEMs to develop unique timing, sequencing and synchronization solutions and are closely integrated into their product design and development process. Our top OEM customers include Asustek, Cisco, Compaq, Dell, IBM, Intel and Scientific Atlanta.

   We were incorporated under the laws of the Commonwealth of Pennsylvania on June 8, 1976. Our principal executive office is located at 2435 Boulevard of the Generals, Norristown, Pennsylvania, 19403, and our telephone number is
(610) 630-5300. We maintain a website on the Internet at www.icst.com. Our website and the information it contains shall not be deemed to be part of this prospectus.

                                  The Offering

Common stock offered by selling shareholders..................  9,000,000 shares

Common stock to be outstanding after this offering............ 65,444,526 shares

Over-allotment option.........................................  1,350,000 shares

Nasdaq National Market symbol.................................            "ICST"

   The common stock to be outstanding after this offering is based on shares outstanding as of April 28, 2001 and excludes:

  . 8,367,374 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.37; and

  . 5,258,340 additional shares of common stock reserved for future grants or awards under our 2000 Long Term Equity Incentive Plan or sale under the 2000 Employee Stock Purchase Plan.

                             About This Prospectus

   Unless otherwise indicated, the information in this prospectus assumes no exercise of the over-allotment option.

   References in this prospectus to "ICS," "we," "our" and the "Company" refer to Integrated Circuit Systems, Inc. and its consolidated subsidiaries and their respective predecessors.

                 Summary Historical Consolidated Financial Data

   The following table summarizes the financial data for our business. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                             Fiscal Year Ended(a)        Nine Months Ended
                          -----------------------------  ------------------
                          June 27,   July 3,   July 1,   April 1,   March
                            1998      1999       2000      2000    31, 2001
                          --------  ---------  --------  --------  --------
                                                            (Unaudited)
                               (In thousands, except per share and
                                        percentage data)
Statement of Operations
 Data:
Revenue:
  Core..................  $ 90,622  $ 107,710  $148,842  $106,801  $146,305
  Non-core..............    70,012     31,353    16,679    13,710     6,850
                          --------  ---------  --------  --------  --------
    Total revenue.......   160,634    139,063   165,521   120,511   153,155
Gross margin............    71,775     74,567    99,398    71,573    95,215
Research and
 development............    19,797     21,316    24,848    18,062    21,880
Selling, general,
 administrative and
 other (b)..............    19,678     19,794    23,604    17,909    17,028
Special charges (c).....       --      15,051       --        --        --
                          --------  ---------  --------  --------  --------
Income from operations..    32,300     18,406    50,946    35,602    56,307
Interest expense (d)....       (64)    (2,955)  (16,532)  (13,855)     (197)
Gain on sales of
 assets.................       --      10,734       --        --        --
Interest and other
 income.................     1,984      2,178     1,200       792     2,606
                          --------  ---------  --------  --------  --------
Income from continuing
 operations before
 income taxes...........    34,220     28,363    35,614    22,539    58,716
Income tax expense......    12,845      5,320     4,244     2,213    11,288
                          --------  ---------  --------  --------  --------
Income from continuing
 operations.............    21,375     23,043    31,370    20,326    47,428
Gain (loss) from
 extraordinary item
 (d)....................       --         --    (16,638)      170       --
                          --------  ---------  --------  --------  --------  ---
Net income..............  $ 21,375  $  23,043  $ 14,732  $ 20,496  $ 47,428
                          ========  =========  ========  ========  ========
  Diluted net income per
   share................  $   0.96  $    0.86  $   0.30  $   0.42  $   0.68
  Diluted weighted
   average shares
   outstanding..........    22,264     26,277    49,871    48,365    69,507
Other Financial Data:
Gross margin %..........      44.7%      53.6%     60.1%     59.4%     62.2%
Capital expenditures....  $  8,139  $   7,694  $  4,358  $  3,505  $  2,734
Depreciation and
 amortization...........     4,579      4,965     4,692     3,371     3,850
                                              As of
                          -------------------------------------------------
                                                                    March
                          June 27,   July 3,   July 1,   April 1,    31,
                            1998      1999       2000      2000      2001
                          --------  ---------  --------  --------  --------
Balance Sheet Data:
Cash and cash
 equivalents............  $ 25,340  $   9,285  $ 28,940  $ 31,320  $ 67,100
Working capital.........    65,113     26,910    57,104    54,425   111,508
Total assets............   108,009     87,795   101,219   105,291   143,919
Long-term debt, less
 current portion (d)....     1,380    169,000       835   150,597       384
Stockholders' equity
 (deficit)..............    89,768   (106,912)   68,920   (72,736)  122,724

 See "Notes to Summary Historical Consolidated Financial Data" on the following page.

            Notes to Summary Historical Consolidated Financial Data

(a) Our fiscal year is based upon a 52/53 week operating cycle that ends on the Saturday nearest June 30. All of the fiscal year periods presented represent a 52-week operating cycle, except for fiscal year 1999 which represents 53 weeks.

(b) Selling, general, administrative and other consists of the following:

                                        Fiscal Year Ended     Nine Months Ended
                                     ------------------------ -----------------
                                     June 27, July 3, July 1,  April  March 31,
                                       1998    1999    2000   1, 2000   2001
                                     -------- ------- ------- ------- ---------
                                                                 (Unaudited)
                                                  (In thousands)
Selling, general and administrative
 (1)...............................  $19,444  $19,560 $22,463 $16,983  $16,852
Management fee.....................      --       --      906     750      --
Goodwill amortization..............      234      234     235     176      176
                                     -------  ------- ------- -------  -------
                                     $19,678  $19,794 $23,604 $17,909  $17,028
                                     =======  ======= ======= =======  =======

  --------
  (1) In connection with the settlement of a lawsuit involving the establishment of our Phoenix design center, we incurred costs of $4.0 million in fiscal year 2000, $3.1 million of which was incurred in the first six months of fiscal year 2000. In the second quarter of fiscal year 2001 we received $2.0 million in insurance proceeds relating to this lawsuit.

(c) In connection with our May 1999 recapitalization, we recorded a one-time compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.

(d) In connection with our May 2000 initial public offering, we repaid the financing we obtained in connection with our May 1999 recapitalization. As a result of this repayment, we recorded an extraordinary loss of $16.8 million on the early extinguishment of debt resulting from the write-off of debt issue costs and the incurrence of related prepayment penalties. We also purchased $7.0 million of our senior subordinated notes below par in September and November 1999, resulting in an extraordinary gain of $0.2 million.

                                  RISK FACTORS

   Investing in our common stock involves risk. You should carefully consider the following factors in addition to the other information set forth in this prospectus in analyzing an investment in the common stock offered hereby. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also inadvertently impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Our future operating results are likely to fluctuate and therefore may fail to meet expectations which could cause our stock price to decline.

   Our operating results have varied widely in the past and are likely to do so in the future. In addition, our operating results may not follow any past trends. Our future operating results will depend on many factors and may fail to meet our expectations for a number of reasons, including those set forth in these risk factors. Any failure to meet expectations could cause our stock price to significantly fluctuate or decline.

   Factors that could cause our operating results to fluctuate that relate to our internal operations include:

  .  the need for continual, rapid new product introductions;

  .  changes in our product mix; and

  . our inability to adjust our fixed costs in the face of any declines in sales.

   Factors that could cause our operating results to fluctuate that depend on our suppliers and customers include:

  . the timing of significant product orders, order cancellations and reschedulings;

  . the availability of production capacity and fluctuations in the manufacturing yields at third parties' facilities that manufacture our devices; and

  . the cost of raw materials and manufacturing services from our suppliers. Downturns in the business cycle could reduce our revenue and the profitability of our business.

   The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. This industry has experienced significant downturns which have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. In the past, our operating results have been harmed by these industry-wide fluctuations in the demand for semiconductors, which have resulted in under-utilization of design capacity. Any future downturns could have a material adverse effect on our business and operating results. Furthermore, any upturn in the semiconductor industry could result in increased demand for, and possible shortages of, components we use to manufacture and assemble our integrated circuits, or ICs. Such shortages could have a material adverse effect on our business and operating results.

   In 1998, the semiconductor industry experienced a significant downturn. Our markets may experience other, possibly more severe and prolonged, downturns in the future. In the current cycle, the Semiconductor Industry Association has reported that the year-over-year growth rate for the semiconductor industry peaked in August 2000 at 52% and declined in sequential months. In the first quarter of 2001, the SIA has reported that the year-over-year growth rate reached negative four percent. It may continue to decline over the course of 2001 and have a negative impact on our business.

   The markets for our products depend on continued demand for PCs, communications equipment and consumer electronics. There can be no assurance that these end-user markets will not experience changes in demand that will adversely affect our business.

Our inability to introduce new products based on the latest technology could adversely affect our business.

   The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. Product life cycles are continually becoming shorter, which may cause the gross margins of semiconductor products to decline as the next generation of competitive products is introduced. Therefore, our future success is highly dependent upon our ability to continually develop new products using the latest and most cost-effective technologies, introduce our products in commercial quantities to the marketplace ahead of the competition and have our products selected for inclusion in leading systems manufacturers' products. We cannot assure you that we will be able to regularly develop and introduce such new products on a timely basis or that our products, including recently introduced products, will be selected by systems manufacturers for incorporation into their products. Our failure to design and develop such new products, to have our products available in commercial quantities ahead of competitive products, or to have our products selected for inclusion in products of systems manufacturers would have a material adverse effect on our results of operations and financial condition.

Our business is very competitive and increased competition could adversely affect us.

   The industry for silicon timing devices is intensely competitive. Although we believe that we currently compete favorably in this industry, we expect competition to increase in the future. Our principal competitors include or are expected to include Cypress Semiconductor Corporation, Motorola, Inc., and, to a much lesser degree, a number of other public and private companies. We are currently engaged in patent litigation with Cypress and in March 2000, we settled our litigation with Motorola. See "Business - Patents and Trademarks." Our principal competitors and potential competitors have significant financial, technical, manufacturing and marketing resources. These competitors may undertake more extensive marketing campaigns, adopt more aggressive pricing policies and devote substantially more resources to developing new products than us. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced will not harm our business, financial condition and results of operations.

   We also compete with alternative timing solutions, such as crystal oscillators. To the extent that PCs, communications equipment and consumer electronics OEMs choose to install crystal oscillators as timing devices in their products, demand for our products may decline. These competitive pressures from alternative technologies may further necessitate price reductions of our existing and future products.

Because we depend on the PC industry, our business could be adversely affected by a decline in the PC market.

   In the first nine months of fiscal year 2001, 46.7% of our total sales consisted of our PC and peripheral components. The PC industry is subject to price competition, rapid technological change, evolving standards, short product life cycles and continuous erosion of average selling prices. We currently expect the growth rate of the PC market to continue declining in the near term. If the PC market declines or experiences a slower growth rate, we expect a decline in the order rate of our silicon timing products targeted to the PC market, which could have a material adverse effect on our results of operations and financial condition.

Our inability to obtain wafers and assemblers could seriously affect our operations.

   We currently depend entirely upon third-party suppliers for the manufacture of the silicon wafers from which our finished ICs are manufactured and for the packaging of finished ICs from silicon wafers.

   We cannot assure you that we will be able to obtain adequate quantities of processed silicon wafers within a reasonable period of time or at commercially reasonable rates. In the past, the semiconductor industry has experienced disruptions from time to time in the supply of processed silicon wafers due to quality or yield problems or capacity limitations. Two outside foundries manufacture virtually all of our wafers. If one or more of these foundries is unable or unwilling to produce adequate supplies of processed wafers on a timely basis, it could cause significant delays and expense in locating a new foundry and redesigning circuits to be compatible with the new manufacturer's processes and, consequently, could have a material adverse effect on our results of operations and financial condition.

   We also rely entirely upon third parties for the assembly of our finished ICs from processed silicon wafers. We currently use four assemblers, two of which produce most of our finished ICs. We could incur significant delays and expense if one or more of the assemblers upon which we currently rely are unable or unwilling to assemble finished ICs from silicon wafers.

A majority of our sales is derived from a small number of customers, and if we lose any of these customers, our sales could decline significantly.

   We derive the majority of our annual sales from a small number of customers. Our 10 largest customers accounted for approximately 64% of our total revenue in the first nine months of fiscal year 2001, with Maxtek Technology Co. Ltd., a distributor in Taiwan, accounting for approximately 13% of total revenue. Because we are dependent upon continued revenue from these customers, any material delay, cancellation or reduction of orders from these or other major customers could cause our sales to decline significantly. There is no guarantee that we will be able to retain any of our customers. In addition, our customers may materially reduce the amount of product ordered from us at any time. This could cause a significant decline in our net sales and we may not be able to reduce the accompanying expenses at the same time.

If we fail to accurately forecast demand for our products, we may have large amounts of unsold products or we may not be able to fill all orders.

   We provision semiconductors based primarily on our internal forecasts, and secondarily on existing orders, which may be cancelled under many circumstances. Consequently, we depend on our forecasts to determine inventory levels for our products. Because our markets are volatile and subject to rapid technological and price changes, our forecasts may be wrong, and we may make too many or too few of certain products. Also, our customers frequently place orders requesting product delivery almost immediately after the order is made, which makes forecasting customer demand even more difficult. The above factors also make it difficult to forecast quarterly operating results. If we are unable to predict accurately the appropriate amount of product required to meet customer demand, our business, financial condition and results of operations could be seriously harmed.

Our business could be adversely affected by changes in political and economic conditions abroad.

   For the fiscal years 1998, 1999 and 2000 and for the first nine months of fiscal year 2001, we generated approximately 58.8%, 68.8%, 70.7% and 70.9% of our total revenue, respectively, from international markets. These sales were generated primarily from customers in the Pacific Rim region and included sales to foreign corporations, as well as to foreign subsidiaries of U.S. corporations. In addition, certain of our international sales are to customers in the Pacific Rim region, who in turn sell some of their products to North America, Europe and other non-Asian markets. In addition, two of our wafer suppliers and all of our assemblers are located in the Pacific Rim region. There can be no assurance that the effect of an economic crisis on our suppliers will not impact our wafer supply or assembly operations, or that the effect on our customers in that region will not adversely affect both the demand for our products and the collectibility of our receivables.

   Our international business activities in general are subject to a variety of potential risks resulting from certain political, economic and other uncertainties including, without limitation, political risks relating to a substantial number of our customers being in Taiwan. Certain aspects of our operations are subject to governmental regulations in the countries in which we do business, including those relating to currency conversion and repatriation, taxation of our earnings and earnings of our personnel, and our use of local employees and suppliers. Our operations are also subject to the risk of changes in laws and policies in the various jurisdictions in which we do business, which may impose restrictions on us. We cannot determine to what extent our future operations and earnings may be affected by new laws, new regulations, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S.

   Our activities outside the U.S. are subject to additional risks associated with fluctuating currency values and exchange rates, hard currency shortages and controls on currency exchange. Additionally, worldwide semiconductor pricing is influenced by currency fluctuations and the devaluation of foreign currencies could have a significant impact on the prices of our products if our competitors offer products at significantly lower prices in an effort to maximize cash flows to finance short-term, dollar denominated obligations; such devaluation could also impact the competitive position of our customers in Taiwan and elsewhere, which could impact our sales. Currently, we do not engage in currency hedging activities as all transactions are denominated in U.S. dollars.

We may make acquisitions which could subject us to a number of operational risks.

   In order to grow our business and maintain our competitive position, we may acquire other businesses in the future. We cannot predict whether or when any acquisitions will occur. Acquisitions commonly involve certain risks, and we cannot assure you that any acquired business will be successfully integrated into our operations or will perform as we expect. Any future acquisitions could involve certain other risks, including the assumption of additional liabilities, potentially dilutive issuances of equity securities and diversion of management's attention from other business concerns. Furthermore, we may issue equity securities or incur debt to pay for any future acquisitions. If we issue equity securities, your percentage ownership of our company would be reduced. If we issue debt securities, our financial condition may be strained by the requirement to pay interest and other debt-related costs. In addition, our operations may be restricted by the covenants associated with these debt securities. We may also enter into joint venture transactions. Joint ventures have the added risk that the other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with our interests and objectives. We may also have to fulfill our joint venture partners' economic or other obligations if they fail to do so.

Our inability to secure and protect our intellectual property, or the effort of third parties to enforce their own intellectual property rights against us, has in the past resulted and may in the future result in costly and time-consuming litigation.

   We hold several patents as well as copyrights, mask works and trademarks with respect to various products and expect to continue to file applications for them in the future as a means of protecting our technology and market position. In addition, we seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other similar security measures. With respect to patents, there can be no assurance that any applications for patent protection will be granted, or, if granted, will offer meaningful protection. Additionally, there can be no assurance that competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our products, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology. The occurrence of any such events could have a material adverse effect on our results of operations and financial condition.

   Patents covering a variety of semiconductor designs and processes are held by various companies. We have from time to time received, and may in the future receive, communications from third parties claiming that we may be infringing certain of such parties' patents and other intellectual property rights, and we are currently engaged in patent litigation with a number of third parties. For example, Cypress Semiconductor Corporation and we have recently filed claims against each other for patent infringement. In addition, in March 2000, we settled a lawsuit with Motorola, Inc. in which Motorola claimed we had, among other things, misappropriated Motorola's trade secrets in connection with the establishment of our Phoenix design center. See "Business - Patents and Trademarks." Any pending or future infringement claim or other litigation against us could have a material adverse effect on our results of operations and financial condition.

   Virtually all of our key engineers worked at other companies or at universities and research institutions before joining us. Disputes may arise as to whether technology developed by such engineers was first discovered when they were employed by or associated with other institutions in a manner that would give third parties rights to such technology superior to our rights, if any. Disputes of this nature have occurred in the past and are expected to continue to arise in the future, and there can be no assurance that we will prevail in these disputes. To the extent that consultants, vendors or other third parties apply technological information independently developed by them or by others to our proposed products, disputes may also arise as to the proprietary rights to such information, which may not be resolved in our favor.

Loss of certain key members of our management or the inability to attract and retain skilled personnel could negatively impact our business prospects.

   We are dependent upon our ability to attract and retain highly-skilled technical and managerial personnel, including Hock E. Tan, our Chief Executive Officer. We do not maintain "key man" life insurance on Mr. Tan or any of our other technical or managerial personnel. We believe that our future success in developing marketable products and achieving a competitive position will depend in large part upon whether we can attract and retain skilled personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining the personnel we require to successfully develop new and enhanced products and to continue to grow and operate profitably. Furthermore, retention of scientific and engineering personnel in our industry typically requires us to present attractive compensation packages, including stock option grants.

Some of our products may be subject to product liability claims.

   Certain of our custom integrated circuit products are sold into medical markets for applications, which include blood glucose measurement devices and hearing aids. In certain cases, we have provided or received indemnities with respect to possible third-party claims arising from these products. Although we believe that exposure to third-party claims has been minimized, there can be no assurance that we will not be subject to third-party claims in these or other applications or that any indemnification or insurance available to us will be adequate to protect us from liability. A product liability claim, product recall or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, could have a material adverse effect on our results of operations and financial condition.

Our current principal shareholders will continue to have significant influence over our business after this offering, and could delay, deter or prevent a change of control or other business combination.

   Upon completion of this offering, investment funds affiliated with Bain Capital and Bear, Stearns & Co. Inc., which are selling shareholders in this offering, will hold in the aggregate approximately 34.2% of our outstanding common stock and 32.1% if the over-allotment option is exercised in full. By virtue of such stock ownership, the funds affiliated with Bain Capital, and Bear Stearns will continue to have a significant influence over all matters submitted to our shareholders, including the election of our directors, and will continue to exercise significant control over our business, policies and affairs. Such concentration of voting power could have the effect of delaying, deterring or preventing a change of control of our company or other business combination that might otherwise be beneficial to shareholders.

Provisions of our charter documents and Pennsylvania law could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

   Provisions of our articles of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for the common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

  . the authority of our board of directors to issue, without shareholder approval, preferred stock with such terms as our board of directors determines;

  . classified board of directors;

  . a prohibition on shareholder action through written consents;

  . a requirement that special meetings of shareholders be called only by our chief executive officer or board of directors; and

   .advance notice requirements for shareholder proposals and nominations.

   Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law of 1988 prohibits certain transactions with a 20% shareholder, an "interested shareholder," for a period of five years after the date any shareholder becomes an interested shareholder unless the interested shareholder's acquisition of 20% or more of the common stock is approved by our board of directors. This provision may discourage potential acquisition proposals and limit the circumstances in which a premium may be paid for our company.

The stock prices of technology companies such as ours are highly volatile and could drop unexpectedly.

   The market price of our common stock is subject to significant fluctuations, with a trading price ranging from approximately $10 to $30 per share during the course of the preceding twelve months. The public markets have experienced volatility that has particularly affected the market prices of securities of many technology companies for reasons that have often been unrelated to operating results. This volatility may adversely affect the market price of our common stock and our visibility and credibility in the markets.

Future sales of our common stock may adversely affect the market price of our common stock.

   A substantial number of shares of our common stock will be available for resale within a short period of time after the offering. See "Shares Eligible for Future Sale." The market price of our common stock could decline as a result of these sales or the perception that these sales could occur.

                           FORWARD-LOOKING STATEMENTS

   This prospectus and the documents that are or will be incorporated by reference in this prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements concerning the conditions in the semiconductor and semiconductor capital equipment industries, our operations, economic performance and financial condition, including in particular, statements relating to our business and growth strategy and product development efforts. The words "believe," "expect," "anticipate," "intend" and other similar expressions generally identify forward-looking statements. Potential investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on our current expectations and are subject to a number of risks and uncertainties, including, without limitation, those identified under this "Risk Factors" section and elsewhere in this prospectus and other risks and uncertainties indicated from time to time in our filings with the SEC. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in our business or growth strategy or an inability to execute our strategy due to changes in our industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the matters referred to in the forward-looking statements contained in this prospectus will in fact occur.

   The forward-looking statements are based on our predictions of future performance. As a result, you should not place undue reliance on these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

                                USE OF PROCEEDS

   The sale of common stock in this offering by the selling shareholders will be for their own accounts, and we will not receive any of the proceeds from such sale.

                                 CAPITALIZATION

   The following table sets forth the cash and cash equivalents and the capitalization of our company as of March 31, 2001. The table excludes 8,919,217 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.29. Since we are not receiving any of the proceeds from this offering, no adjustment to the balance sheet is shown to reflect this offering. This table should be read in conjunction with the "Selected Consolidated Historical Financial Data" included elsewhere in this prospectus.

                                                                     As of
                                                                 March 31, 2001
                                                                 --------------
                                                                 (In thousands)
Cash and cash equivalents.......................................    $ 67,100
                                                                    ========
Long-term debt (including current portion)......................    $    825
                                                                    --------
Stockholders' equity
  Common stock, $0.01 par value, authorized: 300,000,000; issued
   and outstanding: 64,908,000..................................         649
  Additional paid in capital....................................     204,522
  Accumulated deficit...........................................     (79,259)
  Other.........................................................      (3,188)
                                                                    --------
    Total shareholders' equity .................................     122,724
                                                                    --------
    Total capitalization .......................................    $123,549
                                                                    ========

                                DIVIDEND POLICY

   We have not in the past paid, and do not expect for the foreseeable future to pay, dividends on our common stock. Instead, we anticipate that all of our earnings in the foreseeable future will be used for working capital and other general corporate purposes. Our existing credit facility restricts our ability to pay dividends to the holders of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

                       MARKET PRICE FOR OUR COMMON STOCK

   Our common stock has traded on the Nasdaq National Market since May 22, 2000 under the symbol "ICST." Prior to that time and subsequent to our May 1999 recapitalization, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market.

                                                                   High   Low
                                                                  ------ ------
     Fiscal 2000
       Fourth quarter (from May 22, 2000)........................ $20.94 $ 9.50
     Fiscal 2001
       First quarter............................................. $29.50 $16.00
       Second quarter............................................ $21.13 $11.00
       Third quarter ............................................ $24.00 $12.94
       Fourth quarter (through May 14, 2001)..................... $20.50 $12.50

   On May 14, 2001, the last reported sale price for our common stock on the Nasdaq National Market was $15.50 per share. As of May 14, 2001, there were about 103 holders of record and an estimated 2,000 beneficial owners of our common stock.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. Our selected historical consolidated statements of operations data for the fiscal years ended June 27, 1998, July 3, 1999 and July 1, 2000 and the selected historical consolidated balance sheet data as of July 3, 1999 and July 1, 2000 were derived from our audited financial statements included elsewhere in this prospectus. Our selected historical consolidated statements of operations data for the fiscal years ended June 29, 1996 and June 28, 1997 and the selected historical consolidated balance sheet data as of June 29, 1996, June 28, 1997 and June 27, 1998 were derived from our audited financial statements that are not included in this prospectus. Our selected historical consolidated statements of operations for the nine months ended April 1, 2000 and March 31, 2001, and the selected historical consolidated balance sheet data as of April 1, 2000 and March 31, 2001, were derived from our unaudited interim financial statements that appear elsewhere in this prospectus. Our unaudited interim financial statements have been prepared on the same basis as our audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. The selected historical consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the Consolidated Financial Statements and the notes accompanying them included elsewhere in this prospectus.

                                      Fiscal Year Ended (a)                  Nine Months Ended
                          -------------------------------------------------  -------------------
                          June 29,  June 28,  June 27,   July 3,   July 1,   April 1,  March 31,
                            1996      1997      1998      1999       2000      2000      2001
                          --------  --------  --------  ---------  --------  --------  ---------
                                (In thousands, except per share and percentage data)
Statement of Operations
 Data:
Revenue:
Core....................  $52,714   $ 63,280  $ 90,622  $ 107,710  $148,842  $106,801  $146,305
Non-core................   38,616     41,079    70,012     31,353    16,679    13,710     6,850
                          -------   --------  --------  ---------  --------  --------  --------
 Total revenue..........   91,330    104,359   160,634    139,063   165,521   120,511   153,155
Gross margin............   36,482     45,222    71,775     74,567    99,398    71,573    95,215
Research and
 development............   10,547     13,521    19,797     21,316    24,848    18,062    21,880
Selling, general,
 administrative and
 other (b)..............   18,653     15,654    19,678     19,794    23,604    17,909    17,028
Special charges (c).....    3,257     11,196       --      15,051       --        --        --
                          -------   --------  --------  ---------  --------  --------  --------
Operating income........    4,025      4,851    32,300     18,406    50,946    35,602    56,307
Interest expense (d) ...     (403)       (63)      (64)    (2,955)  (16,532)  (13,855)     (197)
Gain on sales of
 assets.................      --         --        --      10,734       --        --        --
Interest and other
 income (expense).......    2,390     (5,984)    1,984      2,178     1,200       792     2,606
                          -------   --------  --------  ---------  --------  --------  --------
Income (loss) from
 continuing operations
 before income taxes....    6,012     (1,196)   34,220     28.363    35,614    22,539    58,716
Income tax expense......    1,376      6,314    12,845      5,320     4,244     2,213    11,288
                          -------   --------  --------  ---------  --------  --------  --------
Income (loss) from
 continuing operations..    4,636     (7,510)   21,375     23,043    31,370    20,326    47,428
Loss from discontinued
 operations.............     (721)      (909)      --         --        --        --        --
Gain (loss) from
 extraordinary item
 (d)....................      --         --        --         --    (16,638)      170       --
                          -------   --------  --------  ---------  --------  --------  --------
Net income..............  $ 3,915   $ (8,419) $ 21,375  $  23,043  $ 14,732  $ 20,496  $ 47,428
                          =======   ========  ========  =========  ========  ========  ========
 Diluted net income per
  share.................  $  0.20   $  (0.43) $   0.96  $    0.86  $   0.30  $   0.42  $   0.68
 Diluted weighted
  average shares
  outstanding...........   19,639     19,439    22,264     26,277    49,871    48,365    69,507
Other Financial Data:
Gross margin %..........     39.9%      43.3%     44.7%      53.6%     60.1%     59.4%     62.2%
Capital expenditures....  $ 4,390   $  3,358  $  8,139  $   7,694  $  4,358  $  3,505  $  2,734
Depreciation and
 amortization...........    3,129      3,744     4,579      4,965     4,692     3,371     3,850
                                                       As of
                          ----------------------------------------------------------------------
                          June 29,  June 28,  June 27,   July 3,   July 1,   April 1,  March 31,
                            1996      1997      1998      1999       2000      2000      2001
                          --------  --------  --------  ---------  --------  --------  ---------
Balance Sheet Data:
Cash and cash
 equivalents............  $27,376   $ 18,425  $ 25,340  $   9,285  $ 28,940  $ 31,320  $ 67,100
Working capital.........   48,023     48,260    65,113     26,910    57,104    54,425   111,508
Total assets............   87,570     90,622   108,009     87,795   101,219   105,291   143,919
Long-term debt, less
 current portion (d)....    1,631      1,503     1,380    169,000       835   150,597       384
Stockholders' equity
 (deficit)..............   69,164     70,147    89,768   (106,912)   68,920   (72,736)  122,724

--------
(a) Our fiscal year is based upon a 52/53 week operating cycle that ends on the Saturday nearest June 30. All of the fiscal year periods presented represent a 52-week operating cycle, except for fiscal year 1999 which represents 53 weeks.
(b) Selling, general, administrative and other consists of the following:

                                    Fiscal Year Ended            Nine Months Ended
                         --------------------------------------- ------------------
                          June    June    June
                           29,     28,     27,   July 3, July 1, April 1, March 31,
                          1996    1997    1998    1999    2000     2000     2001
                         ------- ------- ------- ------- ------- -------- ---------
                                               (In thousands)
Selling, general and
 administrative (1)..... $18,478 $15,118 $19,444 $19,560 $22,463 $16,983   $16,852
Management fee..........     --      --      --      --      906     750       --
Goodwill amortization...     175     536     234     234     235     176       176
                         ------- ------- ------- ------- ------- -------   -------
                         $18,653 $15,654 $19,678 $19,794 $23,604 $17,909   $17,028
                         ======= ======= ======= ======= ======= =======   =======

  --------
  (1) In connection with the settlement of a lawsuit involving the establishment of our Phoenix design center, we incurred costs of $4.0 million in fiscal year 2000, $3.1 million of which was incurred in the first six months of fiscal year 2000. In the second quarter of fiscal year 2001, we received $2.0 million in insurance proceeds relating to this lawsuit.

(c) Special charges consist of the following:

                                      Fiscal Year Ended              Nine Months Ended
                          ------------------------------------------ ------------------
                          June 29, June 28, June 27, July 3, July 1, April 1, March 31,
                            1996     1997     1998    1999    2000     2000     2001
                          -------- -------- -------- ------- ------- -------- ---------
                                                 (In thousands)
Compensation costs (1)..   $  --   $   --     $--    $15,051  $--      $--      $--
Facility closings (2)...    1,757      --      --        --    --       --       --
Write-off of in-process
 research and
 development costs (3)..    1,500   11,196     --        --    --       --       --
                           ------  -------    ----   -------  ----     ----     ----
                           $3,257  $11,196    $--    $15,051  $--      $--      $--
                           ======  =======    ====   =======  ====     ====     ====

  --------
  (1) In connection with our May 1999 recapitalization, we recorded a one-time compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.
  (2) We recorded a one-time charge of $1.8 million for a facility closing.
  (3) We recorded one-time charges of $11.2 million and $1.5 million for the non-deductible intangible write-off incurred in connection with our acquisitions of MicroClock, Inc. and Value Media, respectively.

(d) In connection with our May 2000 initial public offering, we repaid the financing we obtained in connection with our May 1999 recapitalization. As a result of this repayment, we recorded a non-recurring extraordinary charge of $16.8 million on the early extinguishment of debt resulting from the write-off of deferred financing costs and the incurrence of related prepayment penalties. We also repurchased $7.0 million of our senior subordinated notes below par in September and November 1999, resulting in an extraordinary gain of $0.2 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

   The following discussion of our financial condition and results should be read in conjunction with our financial statements and the related notes thereto that appear elsewhere in this prospectus.

Overview

   We design, develop and market silicon timing devices, or "clocks," that emit timing signals used to sequence and synchronize electronic operations. Our silicon timing devices are used in computing systems, such as PCs, workstations, Internet appliances, disk drives and printers, as well as in a wide range of digital consumer products, such as digital set-top boxes, HDTVs, DVD players, MP3 players, digital audio and imaging products and video game consoles. Increasingly, our silicon timing devices are also being used in products within the communications infrastructure industry, including Internet backbone, access and networking equipment, such as optical switches, routers, cable and DSL modems, servers and storage area networks. Over the last three fiscal years, we have developed and introduced over 550 new products, with 152 introduced in the most recent quarter.

   We currently offer our products through two distinct groups: our core business, consisting of silicon timing devices, and our non-core business, consisting of transceivers and mixed-signal application specific integrated circuits. Our core business contributed approximately 96% of revenues in the nine months ended March 31, 2001. While we expect our core silicon timing business to grow, contribution from our non-core business is expected to decline over time. Substantially all of our investment in research and development, as well as our marketing and sales efforts, are focused, and will continue to be focused, on our core silicon timing business.

   Prices for our products are predominantly a function of the product life cycle, the design complexity, the competitive environment, the price of alternative solutions, such as crystal oscillators, and the overall market demand. We recognize revenue upon shipment, and substantially all of our sales are made on the basis of purchase orders rather than long-term agreements.

Company History and Significant Transactions

   We were founded in 1976 as a mixed-signal integrated circuit design house, and we pioneered the silicon timing market in 1988, introducing products for video and graphics applications.

   The Recapitalization. In May 1999, affiliates of Bain Capital, an affiliate of Bear, Stearns and Co. Inc. and certain members of management made an aggregate equity investment in our company of approximately $50 million as part of agreements to redeem and purchase all of our outstanding shares of common stock and vested options for consideration, including fees and expenses, totaling $294.4 million. As a result of the recapitalization, which was a "going private" transaction, we became a private company with no publicly traded common stock.

   Initial Public Offering. On May 22, 2000, we completed our initial public offering of 12.5 million shares of our common stock. We used the net proceeds of $146.1 million to repay our bank debt and repurchase our senior subordinated notes. In connection with the repayment of the bank debt and senior subordinated notes, we recorded a non-recurring extraordinary charge of $16.8 million on the early extinguishment of debt resulting from the write-off of deferred financing costs and the incurrence of related prepayment penalties. We also repurchased $7.0 million of our senior subordinated notes below par in September and November 1999, resulting in an extraordinary gain of $0.2 million.

Quarterly Results

   The following table sets forth the unaudited historical quarterly revenue, gross margin and gross margin as a percentage of revenue for our core and non-core product groups:

                                                    Fiscal Year
                         ---------------------------------------------------------------------------
                                  1999                        2000                     2001
                         --------------------------  --------------------------  -------------------
                          Q1     Q2     Q3     Q4     Q1     Q2     Q3     Q4     Q1     Q2     Q3
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
                                       (In millions, except percentage data)
Revenue:
 Core................... $24.1  $26.9  $27.6  $29.1  $32.4  $37.4  $37.0  $42.1  $48.6  $53.8  $44.0
 Non-core...............   8.1    8.9    7.4    7.0    5.4    3.7    4.6    2.9    2.8    2.7    1.3
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
  Total................. $32.2  $35.8  $35.0  $36.1  $37.8  $41.1  $41.6  $45.0  $51.4  $56.5  $45.3
Gross Margin:
 Core................... $11.0  $13.2  $16.5  $17.9  $18.8  $21.9  $22.7  $26.1  $30.3  $33.4  $27.7
 Non-core...............   3.9    4.3    3.9    3.9    3.2    2.1    2.8    1.7    1.6    1.7    0.5
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
  Total................. $14.9  $17.5  $20.4  $21.8  $22.0  $24.0  $25.5  $27.8  $31.9  $35.1  $28.2
Gross Margin %:
 Core...................  45.6%  49.1%  59.8%  61.5%  58.0%  58.6%  61.4%  62.0%  62.4%  62.1%  62.7%
 Non-core...............  48.1   48.3   52.7   55.7   59.3   56.8   60.9   58.6   57.1   63.0   46.2
                         -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----
  Total.................  46.3%  48.9%  58.3%  60.4%  58.2%  58.4%  61.3%  61.8%  62.1%  62.2%  62.3%

   Growth in our business is being driven by our core silicon timing business. Our increasing presence in communications equipment products, coupled with continued momentum in the consumer and PC electronics markets, have helped diversify and grow our core revenues. Our gross margin improvement over the past eleven quarters generally reflects increasing volumes, sales of higher margin products, lower third party fabrication and assembly facilities costs and savings achieved by taking substantially all of our testing procedures in-house to our Singapore facility. Over the same time period, core gross margin percentage increased from 45.6% to 62.7%.

Results of Operations

   The following table sets forth statement of operations line items as a percentage of total revenue for the periods indicated and should be read in conjunction with the Consolidated Financial Statements and notes thereto.

                                     Fiscal Year Ended(a)   Nine Months Ended
                                   ------------------------ ------------------
                                   June 27, July 3, July 1, April 1, March 31,
                                     1998    1999    2000     2000     2001
                                   -------- ------- ------- -------- ---------
                                       (Expressed as a percentage of total
                                                    revenue)
Revenue:..........................  100.0%   100.0%  100.0%  100.00%   100.0%
  Core............................   56.4     77.5    89.9     88.6     95.5
  Non-core........................   43.6     22.5    10.1     11.4      4.5
Gross margin......................   44.7     53.6    60.1     59.4     62.2
Research and development..........   12.3     15.3    15.0     15.0     14.3
Selling, general, administrative
 and other........................   12.3     14.3    14.3     14.9     11.1
Special charges...................    --      10.8     --       --       --
                                    -----    -----   -----   ------    -----
Operating income..................   20.1     13.2    30.8     29.5     36.8
Interest expense..................    --      (2.1)  (10.0)   (11.5)    (0.1)
Gain on sale of assets............    --       7.7     --       --       --
Interest and other income.........    1.2      1.6     0.7      0.7      1.7
                                    -----    -----   -----   ------    -----
Income from continuing operations
 before income taxes..............   21.3     20.4    21.5     18.7     38.4
Income tax expense................    8.0      3.8     2.6      1.8      7.4
                                    -----    -----   -----   ------    -----
Income from continuing
 operations.......................   13.3     16.6    18.9     16.9     31.0
Gain (loss) from extraordinary
 item.............................    --       --    (10.0)     0.1      --
                                    -----    -----   -----   ------    -----
Net income........................   13.3%    16.6%    8.9%    17.0%    31.0%
                                    =====    =====   =====   ======    =====

Nine Months Ended March 31, 2001 Compared to Nine Months Ended April 1, 2000

   Revenue. Consolidated revenue for the first nine months of fiscal year 2001 increased by $32.7 million to $153.2 million, compared to the corresponding prior year period. The growth in revenue is primarily due to increased sales of our core silicon timing products.

   Our core silicon timing revenue for the first nine months of fiscal year 2001 increased by $39.5 million to $146.3 million, compared to the corresponding prior year period. Over 50% of our core revenue during this period was derived from digital consumer and communication related sources, compared with 36.7% for the corresponding prior year period. Despite a slow down in the communications industry, shipments to the communications market accounted for 28.9% of our core revenue for the first nine months of fiscal year 2001, compared to 12.2% for the first nine months of fiscal year 2000. This increase in the first nine months of fiscal year 2001 was driven by an increase in the volume of shipments of our networking and other telecom applications. Our core silicon timing revenue contributed approximately 95.5% of consolidated revenue for the first nine months of fiscal year 2001, which represented an increase from 88.6% for the corresponding prior year period. The average selling price for core silicon timing devices declined 3.4%, while the volume increased 41.9%.

   Non-core revenue for the first nine months of fiscal year 2001 decreased by $6.8 million to $6.9 million, compared to the corresponding prior year period. Non-core revenue represented approximately 4.5% of total revenue in the first nine months of fiscal year 2001, as compared to 11.4% in the corresponding prior year period. This decrease is primarily due to our continued focus on the core silicon timing products. The average selling price for non-core revenue decreased 16.0%, and the volume decreased 40.5%.

   Foreign revenue (which includes shipments of ICs to foreign companies as well as offshore subsidiaries of US multinational companies) was relatively flat at 70.9% of total revenue for the first nine months of fiscal year 2001 as compared to 70.3% of total revenue in the corresponding prior year period.

   Gross Margin. Cost of sales for the first nine months of fiscal year 2001 increased $9.0 million to $57.9 million, compared to the corresponding prior year period. Gross margin for the first nine months of fiscal year 2001 as a percentage of total revenue was 62.2%, compared to 59.4% in the corresponding prior year period. The increase in margin is partially attributable to a favorable shift in product mix. We also continue to realize cost savings from lower fabrication and assembly rates charged by our third party vendors and from taking substantially all of our testing procedures in-house at our Singapore testing facility.

   Research and Development Expense. Research and development expense for the first nine months of fiscal year 2001 increased $3.8 million to $21.9 million, compared to the corresponding prior year period. Our continued emphasis on research and development includes greater spending on research and development for products serving the computing, communications and digital consumer industries. While research and development expense grew in dollar terms as a percentage of revenue, it decreased to 14.3% in the first nine months of fiscal year 2001 as compared to 15.0% in the corresponding prior year period.

   Selling, General, Administrative and Other. Selling, general, administrative and other expense for the first nine months of fiscal year 2001 decreased by $0.9 million to $17.0 million, compared to the corresponding prior year period. As a percentage of total revenue, selling, general, administrative and other expense decreased to 11.1% in the first nine months of fiscal year 2001, compared to 14.9% in the corresponding prior year period. The decrease is partly attributable to the inclusion in the selling, general, administrative and other expense for the first nine months of fiscal year 2000 of $4.0 million incurred in connection with the settlement of a lawsuit. In addition, selling, general, administrative and other expense for the first nine months of fiscal year 2001 is net of $2.0 million in insurance proceeds received in relation to this litigation. Excluding these two litigation related items, selling, general, administrative and other expense had increased as a percentage of total revenue to 12.4% in the first nine months of fiscal year 2001, compared to 11.5% in the corresponding prior year period. This increase is primarily due to the amortization, in the first nine months of fiscal year 2001, of deferred compensation relating to options granted in the third quarter of fiscal year 2000 and variable expense relating to increased revenue.

   Operating Income. Operating income increased by $20.7 million to $56.3 million, compared to the corresponding prior year period. Expressed as a percentage of revenue, operating income was 36.8% and 29.5% in the first nine months of fiscal year 2001 and the corresponding prior year period, respectively.

   Interest Expense. Interest expense decreased by $13.7 million to $0.2 million, compared to the corresponding prior year period. As a result of the repayment of debt with the net proceeds of our initial public offering, our cost of borrowing has decreased.

   Interest and Other Income. Interest and other income increased by $1.8 million to $2.6 million, compared to the corresponding prior year period. An increase in cash flow generated from operations has contributed to greater cash balances.

   Income Tax Expense. Our effective income tax rate for the first nine months of fiscal year 2001 was 19.2% as compared to 9.8% in the corresponding prior year period. The decrease in interest expense caused profitability in the US to increase, resulting in a rise in the consolidated tax rate.

Fiscal Year 2000 Compared to Fiscal Year 1999

   Revenue. Total revenue for fiscal year ended July 1, 2000, increased by $26.4 million to $165.5 million, compared to the prior year. This increase is primarily due to new product introductions and aggressive sales efforts. Core revenue increased by $41.1 million to $148.8 million for the year ended July 1, 2000, compared to the prior year. The increase is also attributable to strong demand for our PC motherboard and digital set-top box products. Core revenue contributed approximately 89.9% of total revenue for fiscal year 2000, which represented an increase from 77.5% for the prior year. Non-core revenue decreased by $14.7 million to $16.7 million for the year ended July 1, 2000, compared to the prior year. Non-core revenue represented approximately 10.1% of total revenue in fiscal year 2000, compared to 22.5% in the prior year. This decrease is primarily due to shifting the focus to the core silicon timing business.

   Foreign revenue was 70.7% of total revenue for fiscal year 2000, compared to 68.8% of total revenue in the prior year. While the percentage increase reflected growing sales to the Pacific Rim markets, certain of our international sales were to customers in the Pacific Rim, which in turn sold some of their products to North America, Europe and other non-Asian markets.

   Cost of Sales. Despite a significant increase in total revenue, cost of sales only increased by $1.6 million to $66.1 million, compared to the prior year. Gross margins improved from 53.6% for 1999 to 60.1% for 2000 due to cost savings from lower third party fabrication and assembly facilities costs which resulted from taking substantially all of our testing in-house and favorable product mix trends.

   Research and Development. Research and development expense for fiscal year 2000 increased by $3.5 million to $24.8 million compared to the prior year. As a percentage of revenue, research and development decreased to 15.0% compared to 15.3% in fiscal year 1999. Continued emphasis on research and development has contributed to the increase in expense with greater spending in research and development for the core silicon timing business which includes our expansion into supporting networking, telecommunications, workstations and server applications. This increase is slightly offset by the decreased expenses for the non-core business. This increased expense represented a lower percentage of revenue due to the significant increase in sales during fiscal 2000.

   Selling, General, Administrative and Other. Selling, general, administrative and other expense increased by $3.8 million to $23.6 million for fiscal year 2000, compared to the prior year. This increase is primarily due to $4.0 million incurred in fiscal year 2000 in connection with the settlement of a lawsuit. Excluding this litigation expense, selling, general, administrative and other expense decreased as a percentage of total revenue to 11.8% in fiscal year 2000, compared to 14.2% in the prior year. This decrease is primarily attributable to revenue growth in fiscal 2000.

   Operating Income. Operating income in fiscal year 2000 increased by $32.5 million to $50.9 million, compared to the prior year. Expressed as a percentage of revenue, operating income was 30.8% and 13.2% in fiscal year 2000 and fiscal year 1999, respectively. Fiscal year 1999 includes a special charge of $15.1 million relating to the vesting of outstanding options arising from the recapitalization. Accordingly, operating income before special charges was 24.0% of revenue in fiscal year 1999.

   Interest Expense. Interest expense in fiscal year 2000 increased by $13.5 million to $16.5 million, compared to the prior year. This increase in interest expense is attributable to the financing obtained in connection with our May 1999 recapitalization.

   Gain on Sale of Assets. In the third quarter of fiscal year 1999, we sold intellectual property and engineering hardware and software related to the data communications product line to 3Com Corporation for approximately $16.0 million in cash, resulting in a gain of approximately $10.7 million.

   Interest and Other Income. Interest and other income for fiscal year 2000 decreased by $1.0 million to $1.2 million, compared to the prior year. Interest income decreased as a result of lower cash balances available for investing as a result of the increased debt service obligations related to our recapitalization financing.

   Gain (Loss) from Extraordinary Items. In connection with our initial public offering, we paid down all outstanding debt that we had incurred as a result of the May 1999 recapitalization. We recorded extraordinary losses on the early extinguishment of debt resulting from the write-off of debt issuance costs and the incurrence of prepayment penalties associated with the repurchase of our senior subordinated notes of $11.7 million and $15.4 million ($7.2 million and $9.5 million net of tax), respectively. There were no extraordinary items in the prior year period. We also repurchased $7.0 million of our senior subordinated notes below par in September and November 1999, resulting in an extraordinary gain of $0.2 million.

   Income Tax Expenses. Our effective tax rate related to income from continuing operations was 11.9% and 18.8% for fiscal years 2000 and 1999, respectively. The effective tax rate for fiscal years 2000 and 1999 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. The significant decrease of our effective tax rate from fiscal years 1999 to 2000 results from the higher profitability of the Singapore operations compared to our domestic operations in fiscal year 2000. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $12.8 million liability as of July 1, 2000.

Fiscal Year 1999 Compared to Fiscal Year 1998

   Revenue. We achieved revenue of $139.1 million in fiscal year 1999, compared to $160.6 million in fiscal year 1998. This decrease in fiscal year 1999 revenue was attributable to a decrease in revenue from the non-core product lines.

   Our core component revenue for fiscal year 1999 increased by $17.1 million to $107.7 million, compared to the prior year. The increase is attributable to strong demand from PC motherboard OEM customers.

   Core products contributed approximately 77.5% and 56.4% of total revenue in fiscal years 1999 and 1998, respectively. In fiscal year 1999 we were involved in the design of frequency timing generators, or FTGs, a form of silicon timing device, for the next generation of PC motherboards. In particular, our FTGs are being used for the Pentium(R) III (high-end motherboard), Whitney (sub-$1,000 PC motherboard) and Mobile BX (new notebook motherboard) platforms, all of which were released in calendar year 1999. We continue to develop products for our existing clients and expand into high performance timing solutions supporting networking, communication, workstation and server applications.

   Our non-core component revenue represented approximately 22.5% of total revenue in fiscal year 1999, compared to 43.6% in fiscal year 1998. This is due to the decreased market share from network system suppliers of the single chip 10/100-Mb transceivers. In fiscal year 1998, we shifted our focus away from the transceiver market to our core business. We sold certain intellectual property and equipment of our non-core business to 3Com Corporation on February 18, 1999, but will still continue to sell and support existing and next generation Fast Ethernet transceiver products.

   Foreign revenue, which resulted primarily from sales to offshore customers, was 68.8% and 58.8% of total revenue in fiscal years 1999 and 1998, respectively. While the percentage increase reflected growing sales to the Pacific Rim markets, certain of our international sales were to customers in the Pacific Rim region who in turn sold some of their products to North America, Europe and other non-Asian markets. Our sales are denominated in U.S. dollars.

   Gross Margin. Cost of sales as a percentage of total revenue was 46.4% in fiscal year 1999, compared to 55.3% in fiscal year 1998. We have continued to realize material cost savings in the manufacturing processes. We have received price reductions from subcontractors and are also realizing savings from our internal testing site in Singapore. These cost savings and favorable product mix trends have helped to improve our gross margin.

   Research and Development. Research and development expense in fiscal year 1999 expressed as a percentage of revenue was 15.3%, compared to 12.3% in fiscal year 1998. In dollar terms, research and development spending increased 7.7% from fiscal year 1998 to fiscal year 1999. The increase is attributable to a compensation charge of $1.3 million arising from the modifications of stock options owned by certain employees affected by the sale of assets to 3Com. As a result of the sale of assets to 3Com, we expect that there will be savings in research and development expenses, which will be offset by additional expenses incurred to support our expansion into high performance clocking solutions supporting networking, communication, workstation and server applications.

   Selling, General and Administrative Expense. Selling, general and administrative expense was 14.3% and 12.3% of total revenues in fiscal years 1999 and 1998, respectively. In monetary terms, expenses have increased 0.6% from fiscal year 1998 to fiscal year 1999. The increase from 1998 to 1999 represents increased charges for the proxy contest relating to our annual shareholders' meeting. We were faced with a proxy contest that was waged by our former Chief Executive Officer. As a result of the proxy contest, we incurred mailing, legal and printing costs of approximately $0.8 million for our annual meeting, in excess of those historically incurred for routine and annual shareholders' meetings, during both the second and third quarters of fiscal year 1999. This was offset by the decrease in variable selling expenses as a result of decreased revenues.

   Special Charges. In connection with the recapitalization, we recorded a compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.

   Operating Income. Expressed as a percentage of revenue, operating income was 13.2% and 20.1% in fiscal years 1999 and 1998, respectively. In dollar terms, operating income was $18.4 million in fiscal year 1999, compared to $32.3 million in fiscal year 1998. Fiscal year 1999 includes a special charge of $15.1 million relating to the vesting of outstanding options arising from the recapitalization. Accordingly, operating income before special charges was 24.0% of revenue in fiscal year 1999, compared to 20.1% in fiscal year 1998.

   Gain on Sale of Assets. In the third quarter of fiscal year 1999, we sold intellectual property and engineering hardware and software from our non-core product line to 3Com Corporation for $16.0 million in cash. We recognized $10.7 million as the gain on the sale.

   Interest and Other Income. Interest and other income increased by $0.2 million to $2.2 million, compared to the prior year. Interest income increased as a result of higher cash balances available for investing.

   Interest Expense. Interest expense increased by $2.9 million to $3.0 million in fiscal year 1999, compared to the prior year. The increase in interest expense is attributable to the financing obtained in connection with the recapitalization.

   Income Tax Expense. After adjusting for minority interest and equity investment, our effective tax rate related to income from continuing operations was 18.8% and 37.5% for fiscal years 1999 and 1998, respectively. The effective tax rate for fiscal years 1999 and 1998 reflects the tax-exempt status of our Singapore operation, which has been given pioneer status, or exemption of taxes on non-passive income for five years. The significant decrease from fiscal years 1998 to 1999 is the result of the profitability of the Singapore operations being larger than the domestic operations. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $4.3 million liability.

   Net Income. Fiscal year 1999 reflects a net income of $23.0 million, compared to a net income of $21.4 million for fiscal year 1998. Excluding special charges, however, net income for fiscal year 1999 would have been $32.8 million. The changes in income are disclosed in the previous paragraphs.

Liquidity and Capital Resources

   As of March 31, 2001, our principal sources of liquidity included cash and investments of $77.3 million compared to $29.2 million at July 1, 2000. Net cash provided by operating activities was $50.7 million in the first nine months of fiscal year 2001, compared to $26.9 million in the prior year period. This increase is primarily attributable to the growth in our profitability, our federal tax refund of $3.6 million received in the first quarter of fiscal year 2001, the refund of the remaining $9.9 million of the 1998 wafer purchase contract with Chartered Semiconductor PTE in the second quarter of fiscal year 2001 and our receipt of the insurance proceeds of $2.0 million in the second quarter of fiscal year 2001. Our days sales outstanding increased from 48 days as of the fourth quarter of fiscal year 2000 to 69 days in the third quarter of fiscal year 2001, while inventory turns decreased from 7.0 times in fiscal year 2000 to 6.1 times in the third quarter of fiscal year 2001.

   As a result of our continued expansion of our Phoenix design center and our San Jose facility, expenditures for property and equipment were $2.7 million in the first nine months of fiscal year 2001 as compared to $3.5 million in the corresponding prior year period.

   On October 7, 1998, we assumed a third party's wafer purchase contract with Chartered Semiconductor PTE. The agreement required us to advance $12.0 million as part of a mutual commitment for Chartered to supply and for us to purchase an agreed upon minimum quarterly quantity of wafers over a 27-month period from October 1, 1998 to December 31, 2000. The agreement required Chartered to refund the deposit to us in progressive quarterly installments based upon the volume of purchases made by us. As a result of the December 31, 2000 expiration date, the remaining balance of $9.9 million was refunded to us in December 2000.

   In June 2000, we secured a $30.0 million revolving credit facility with a commercial bank. The facility expires in June 2002, with an option, at the bank's sole discretion, to extend the facility for an additional period and is subject to certain covenants, including maintenance of certain financial ratios. In the third quarter of fiscal year 2001, we had no outstanding balances under this agreement. As of March 31, 2001, we were in compliance with the revolving credit facility covenants.

   We believe that cash flows from operating activities and borrowings available under our revolving credit facility will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. Thereafter, we may need to raise additional funds in the future periods to fund our operations and potential acquisitions, if any. Any such additional financing, if needed, might not be available on reasonable terms or at all. Failure to raise capital when needed could seriously harm our business and results of operations. If additional funds were raised through the issuance of equity securities or convertible debt securities, the percentage of ownership of our shareholders would be reduced. Furthermore, such equity securities or convertible debt securities might have rights, preferences or privileges senior to our common stock.

New Accounting Pronouncements

   In December 1999, the Securities and Exchange Commission ("SEC") issued staff accounting bulletin No. 101 "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met in order to recognize revenue and provides guidance for disclosure related to revenue recognition policies. The subsequent issuance of SAB 101A and SAB 101B has deferred the timing of the adoption of the requirements until the fourth quarter of fiscal year 2001. We believe that the adoption of SAB 101 will not have a material effect on our business, financial position or results of operations.

                                    BUSINESS

Overview

   We design, develop and market silicon timing devices, or "clocks," that emit timing signals used to sequence and synchronize electronic operations. Our silicon timing devices are used in computing systems, such as PCs and memory modules, workstations, Internet appliances, disk drives and printers, as well as in a wide range of digital consumer products, such as digital set-top boxes, HDTVs, DVD players, MP3 players, digital audio and imaging products and video game consoles. Increasingly, our silicon timing devices are also being used in products within the communications infrastructure industry, including Internet backbone, access and networking equipment, such as optical switches, routers, cable and DSL modems, servers and storage area networks.

   While we continue to be a leading supplier of silicon timing devices for the PC market, we are increasingly focused on the high growth communications and digital consumer markets. These high growth markets accounted for nearly half of our total revenue for the nine months ended March 31, 2001. In particular, revenue from sales to the communications market grew 220% for the nine months ended March 31, 2001, compared to the nine months ended April 1, 2000. We are continuing to design and introduce new products for communications companies, such as Alcatel, Cisco, Lucent, Nortel and Siemens, as well as digital consumer companies, such as Philips, Scientific Atlanta and Sony. Over 50% of our current design opportunities are for the communications market, while over 20% are for the digital consumer market. During the nine months ended March 31, 2001, we converted 80% of our design opportunities into design wins. For example, Texas Instruments selected one of our designs for integration with its asymmetrical digital subscriber line, or ADSL, chipsets. As ADSL becomes a standard for distributing high speed Internet access to the home or home office over the next several years, we expect demand for ADSL chips to increase significantly. Unlike many communications design wins that take one to two years to ship in significant volume, production of systems incorporating ADSL timing solutions is expected to begin within the next six months. In addition, we have recently developed and commenced marketing a family of timing solutions that enable the next generation of DDR SDRAM modules, which is designed into the products of the leading memory producers such as Micron, Samsung, Hynix Semiconductor and Infineon. The DDR SDRAM modules enable us to provide complete timing solutions for workstation and server markets. Our penetration of the digital consumer market is highlighted by Microsoft's recent selection of two of our timing products for use in the initial production of its Xbox(TM) video game system. We have reached an agreement with Microsoft to supply a substantial volume of these timing devices going forward.

Industry Background

Timing Devices

   Many electronic products and systems incorporate a device to time and synchronize their various operations. Timing devices are a critical component in many electronic products and systems, as they ensure the controlled flow of data along electronic pathways by integrating and sequencing multiple functions within complex systems. As each new generation of electronic devices becomes faster, adds more functions and accommodates more peripheral equipment, the task of designing "clocks" to sequence and synchronize operations grows more complex and critical.

   The timing device market is comprised of crystal oscillators and silicon timing devices. Crystal oscillators are predominantly quartz-based crystals that resonate at a single frequency. Silicon timing devices are mixed-signal integrated circuits, combining analog and digital circuitry. Like miniature clocks, these devices emit timing signals used to sequence and synchronize electronic operations.

   Silicon timing devices evolved from the design of frequency timing generators, or FTGs, for PCs. The first FTG was designed for a PC in 1990, and gathered momentum when it was used with the Intel(R) Pentium(R) processor in 1993.

   The shift to silicon timing devices from crystal oscillators is mainly driven by the need for a more cost-effective solution with:

  . Multiple frequencies: Silicon timing devices have the ability to manage multiple frequencies required in more complex electronics, in contrast to crystal oscillators which resonate at a single frequency.

  . High programmability: Timing signals can be preset across a range of frequencies by the user without additional external devices, software or programmers.

  . Strong electromagnetic interference control: Silicon integrated circuits are less susceptible than crystal oscillators to performance degradation resulting from noise from other circuits.

  . Small feature size: Silicon integrated circuits require less board space than crystal oscillators with comparable functionality.

   The silicon timing devices market is being driven by the growth in the end markets, including:

  . communications infrastructure equipment, such as optical switches, servers, memory modules, cable and ADSL modems;

  . digital consumer products, such as digital set-tops boxes, HDTVs, DVD players, MP3 players, projectors, flatpanels and video game consoles; and

  . computing systems, such as PCs and peripherals.

   This growth is particularly visible in the communications infrastructure market. The expansion in this market is now largely broadband based, requiring higher operating frequencies and more sophisticated digital equipment. This advancement has also driven the continued expansion of technologically complex consumer and business electronic devices that has led to increasing consumer adoption of digital technologies.

   Although the semiconductor industry has, in the past, experienced accelerated price erosion, historically, the silicon timing device market has provided stable average selling prices and consistent margins. The silicon timing device market is less susceptible to downward pricing pressures and commoditization, as many silicon timing devices are specifically tailored to certain architectures and are highly complex and differentiated products.

   We believe silicon timing devices have limited technological substitution risk. There are numerous technological, cost and design barriers that limit the ability of a new competitor to enter the silicon timing market such as:

  . Performance issues: Noise from other circuits materially degrades the performance of silicon timing devices.

  . Customized nature of silicon timing devices: Silicon timing devices must be tailored for specific architectures and requirements. Supporting all configurations significantly increases cost and complexity.

  . Unique design issues: The complexity of silicon timing device designs negatively affects the product time-to-market due to design and debug time.

  . Technological barriers: The analog component of a mixed-signal integrated circuit does not operate efficiently at the low voltage levels of high speed digital cores.

  . Pin count restraint: Additional timing signal functions add several
    "input/output" pins to a chip, adding significant packaging and die costs, as well as exacerbating severe board space constraints.

Competitive Strengths

   Worldwide Leadership Position. We pioneered the market for silicon timing devices in 1988, shipped the first standard silicon timing device for desktop PC motherboards in 1990, and we believe we were the first to meet Intel's silicon timing device specifications for its Pentium(R) microprocessor series in 1993. We believe that we currently are the largest supplier of silicon timing devices within desktop PC and notebook motherboards, with an estimated worldwide market share of over 65%. In addition, we believe we are a leading supplier of silicon timing devices to the communications equipment and digital consumer markets.

   Defensible Technology and Design Expertise. For over 20 years, we have developed libraries of proprietary and patented mixed-signal integrated circuit designs and have invested in extensive computer-aided design and engineering resources specifically designed to support the increasing complexity and customized nature of silicon timing devices. We work closely with OEMs to develop unique timing, sequencing and synchronization solutions and are highly integrated into their product design and development. As system complexity and processing speeds continue to increase, silicon timing device designs must become more sophisticated. As a result, our combination of analog and digital expertise is an important core competency and a significant barrier to entry.

                             Industry First Designs

  . 1988 -- First to develop silicon frequency timing generator

  . 1990 -- First to develop silicon timing device for PC motherboard

  . 1993 -- First to develop silicon timing for Pentium(R) motherboard

  . 1996 -- First to develop Fast Ethernet transceiver

  . 1997 -- First to incorporate electromagnetic interference, or EMI, reduction into motherboard clocks

  . 1998 -- First to develop 1 gigahertz fibre channel clocks

  . 1998 -- First to develop pixel clock for flat panel displays

  . 1999 -- First to develop 3.3 volt multiple voltage controlled crystal oscillator, or VCXO, in set-top box industry

  . 2000 -- First to develop fully programmable clock for PCs

   Superior Product Performance and Attributes. We believe that the technical performance and capabilities of our products are, on average, superior to those of our major competitors. The performance attributes of our timing devices improve our customers' overall system performance.

   Low Cost Provider. We believe that we are one of the lowest cost producers of silicon timing devices because of our ability to leverage research and development costs over a broad product line, our close relationship with suppliers and our position as one of the largest providers to the silicon timing device market. In addition, we use third-party manufacturers to supply silicon wafers and assemble our products. Therefore, we do not incur the significant fixed costs of building, operating and upgrading a wafer foundry or assembly house. As a result of our leadership position, extensive product portfolio and highly variable cost structure, we are able to consistently offer our customers high performance, quality products at competitive prices.

   Quick Time-to-Market. The time it takes to bring new products to market is an important purchase criterion for our customers, who try to meet rapidly changing demand forecasts by improving inventory and supply chain management. We believe that our close relationships with leading third-party manufacturers, in-house testing capabilities, leading design expertise, large platform of existing designs, and close involvement with customer design teams, allow us to anticipate customers' needs and provide product solutions faster than other competitors. Several examples illustrate our competitive advantage in this area. First, we developed the first chip in the industry whose timing signals can be pre-set from 1 to 160 megahertz by the user without additional external devices, software or programming, thereby eliminating the high cost and long lead times associated with customized silicon timing devices. Second, we established our own testing and quality assurance facility in Singapore near major third-party manufacturers in order to shorten delivery times. Third, we have developed unique relationships with third-party manufacturers to store work-in-process, known as wafer banks, that can be finished in half the normal production time upon order. Finally, we have a substantial portfolio of designs from which we can draw upon to develop customized solutions quickly. We believe that the resulting time-to-market is substantially less than those of our competitors, thereby creating a significant competitive advantage with OEM customers.

   Broad and Diversified Product Line. We have the depth and scope of resources and technology to develop custom solutions for all of our customers for their next generation products, giving us a broad product line consisting of unique, customized solutions for a wide variety of application and customer segments, including PCs and peripherals, communications equipment and digital consumer products. In addition, we continue to aggressively expand our product portfolio to meet evolving customer needs, having introduced 152 new devices in the last quarter alone. Our ability to provide OEM customers with silicon timing technology and design expertise across their entire product line is a significant competitive advantage. For example, we have the ability to produce an unusually wide range of frequencies for our customers, from 66.6 megahertz silicon timing devices for older generation motherboard systems to 133 megahertz silicon timing devices for new generation processors to 460 megahertz silicon timing devices for very high performance workstations. In addition, our wide breadth of products helps to diversify our revenue base so that we are not dependent on the success of any single product. In fact, for the 12 months ended March 31, 2001, the average product represented less than $270,000 of revenue. We believe that our broad and diversified product line will continue to provide significant value for our customers and enable us to expand our leadership position.

   Blue Chip Customer Base. We have long-standing and valuable relationships with many of the major PC communications equipment and digital consumer products OEMs. We are closely integrated with the design teams of our OEM customers, many of which provide us the opportunity to solve their timing requirements early in their development cycle. Certain systems architects, including Advanced Micro Devices, Broadcom, Intel and Texas Instruments, reference our frequency timing components on their data sheets. We believe that our continuing product innovation and the risk and cost to OEMs of certifying new vendors provide us with significant competitive advantages.

   Experienced Management Team. Our team of 11 senior managers have significant experience in the semiconductor and silicon timing device industries. Our management has demonstrated its ability to develop leading positions in the markets we serve, develop innovative core technology and achieve strong financial performance.

Business Strategy

   Our business strategy is to focus on our core silicon timing business and to continue to provide customized and increasingly complex products to our expanding and diversified customer base. We have developed a set of proven design and business processes that have enabled us to achieve a leading market position and a strong track record of profitable growth. We intend to continue this business strategy and strengthen our competitive position through the following initiatives:

  . Identify and target new market opportunities. Just as we targeted the PC motherboard industry in the early 1990s, we are continuing to penetrate communications and digital consumer applications. We have identified several new markets within these industries in which we do not currently participate and where we can potentially market innovative and cost-effective silicon timing devices, such as servers and next generation network processors. These industries are being driven by the Internet and its users' demand for speed and bandwidth. Many of our customers are designing equipment to meet this need, and we already have many design wins on their existing and next generation products.

  . Focus on the specific needs of our customers. Many of our customers require unique timing solutions for their next generation products. We focus on this demand. Over the last three fiscal years, we have introduced over 550 new products, with 152 introduced in the last quarter alone. Over 60% of our designs are customized to our customers' specifications. We will continue to leverage our extensive library of designs and key process patents to meet these needs.

  . Maintain design leadership in core silicon timing technologies. We believe that our strong market share is a function of our ability to continue to produce new custom designs within short time-to-market requirements. Through our exclusive design library, patents on core technologies and significant investments in research and development, we have led the industry with many technical designs, including delivering one of the first silicon timing devices for the Intel(R) Pentium(R) processor in 1993 and the Digital Alpha microprocessor in 1994. We are continuously complementing our existing products with new product introductions across our target markets. We are actively involved in the design of new and existing products for applications which only recently began using silicon timing devices, particularly those relating to the build-out of the communications infrastructure.

  . Pursue acquisitions of complementary businesses, technologies and personnel. We intend to pursue selective acquisitions to complement our internal growth. We intend to seek acquisitions which we believe will strengthen our position in our targeted markets, enhance our technology base and complement our team of engineers. For example, in 1997, we acquired MicroClock, which allowed us to expand our silicon timing product portfolio beyond the PC market.

Product Overview

   Silicon Timing Devices. Our silicon timing devices product group represents our core business. We supply a broad line of products for use in the consumer and business electronics industries and increasingly supply products for the communications equipment and digital consumer products industries. In an electronics system, these silicon timing devices synchronize the signals between the processor, memory modules, ports and peripherals.

   Silicon timing products are used in a variety of application markets, including:

  . computing systems, such as PCs, workstations, Internet appliances, disk drives and printers;

  . digital multimedia electronics, such as digital set-top boxes, DVD players, digital audio and imaging products and video game consoles;

  .  Internet backbone equipment, such as switches and routers;

  .  Internet access equipment, such as cable and DSL modems; and

  .  network systems, such as servers and storage area networks.

   The timing requirements of these products have traditionally been served by crystal oscillators. Crystal oscillators are components manufactured from quartz that resonate at a single set frequency. In situations where a single silicon timing device can replace multiple crystal oscillators, silicon timing devices have emerged as both more cost-effective and technologically superior solutions to the crystal-based option. We view the crystal oscillator market as a future growth opportunity, as our silicon timing device products provide viable alternatives to the present crystal-based option. Several application segments are leading the conversion from crystal oscillators to silicon timing devices, including digital set-top boxes, complex communications equipment and mass storage systems.

   Custom Mixed-Signal and Data Communication ICs. This product group represents our non-core business. Our custom mixed-signal application specific integrated circuit products are customized to the specific requirements of a broad range of customers and applications. Custom mixed-signal products are used in medical, consumer and industrial applications such as glucose measurement devices, hearing aids, burglar alarm systems and caller ID boxes. These products are typically sold through development and product contracts of five years or more, which generally provide a minimum purchase commitment by the customer.

   Our data communications product group includes a portfolio of transceiver integrated circuits that transmit and receive electronic data between various PC systems. Our transceivers are utilized in a wide variety of networking protocols, including Fast Ethernet, Asynchronous Transfer Mode and Synchronous Optical Network applications. Our flagship product, the ICS1890, was the industry's first single-chip integrated circuit transceiver for the Fast Ethernet protocol.

   On February 18, 1999, we sold certain intellectual property and equipment of our non-core data communications product group to 3Com Corporation for $16.0 million in cash. We decided to reduce our ongoing investment in this product group in order to focus on our core silicon timing product group.

   The sale of certain assets of our non-core product group benefits us by eliminating certain fixed costs associated with research and development while at the same time allowing us to retain the right to sell certain of our existing transceiver products over their remaining product life cycles. While revenue from this product group will decline over the next few years, the sale allows us to optimize this product group's cost structure and profit contribution while these products continue to be sold.

   We believe our core product groups will continue to experience stronger growth and higher margins, as well as represent a more favorable risk profile than our non-core product group. Most importantly, we believe we have several competitive advantages in our core product groups which will enable us to sustain our leadership positions in these relevant markets.

Manufacturing Relationships

   We qualify and utilize third-party suppliers for the manufacture of silicon wafers. All of our wafers currently are manufactured by outside suppliers, two of which supply the substantial majority of our wafers. These manufactured wafers are packaged at two primary assemblers. We agree with our suppliers on production schedules based on order backlog and demand forecasts for the approaching three month period.

                                 Top Suppliers

                                                                     Length of
                                                                    Relationship
                                                                    ------------
Wafer Fabs:
  United Microelectronics Corporation..............................   14 years
  Chartered Semiconductor..........................................    6 years
Assemblers:
  Amkor/Anam International.........................................   19 years
  AIT..............................................................   10 years
  Orient Semiconductor.............................................    6 years
  ChipPAC..........................................................    2 years

Sales, Support and Customers

   We market our products through a direct sales force that manages a worldwide network of independent sales representatives and distributors. We direct our sales efforts through our offices in Norristown, PA, San Jose, CA, Houston, TX, as well as international offices in Taiwan, England, Korea and Japan.

   We believe that our customers' purchase decisions are based on performance, time-to-market, service and cost. Many customers have long relationships with us based on our success in meeting these criteria. We believe that our ability to rapidly respond to changes in demand for new or modified designs with consistent high quality is a major factor in our success at sustaining customer relationships. We are currently in the process of developing the next generation of timing devices to support our customers in communications equipment, digital consumer products and PC and peripherals markets.

   We currently have more than 400 customers, with no single customer accounting for 10% or more of our revenue for the first nine months of fiscal year 2001 other than Maxtek Technology Co. Ltd., a Taiwan-based distributor, which accounted for 13% of our total revenue. Although we report Maxtek in our financial records as a single customer, we do not generally otherwise consider it to be a single customer because it purchases our products for further distribution to numerous OEMs, and we also sell products directly to many of Maxtek's customers.

                     Top OEM Customers in Each Product Area

                                Core Products
 ----------------------------------------------------------------------------------------------
                           Communications                                         Digital
   PC                         Equipment                                           Consumer
   --                      --------------                                         --------
 Asustek                    Cisco Systems                                         Hitachi
 Compaq                          EMC                                              Philips
  Dell                     Nortel Networks                                   Scientific Atlanta
  Intel                        Siemens                                              TiVo

Research and Development

   The design process for our products is extremely complex, involving the development of a prototype through computer-aided design, the use of simulation methodology, the generation of photo masks for the manufacturing process, the fabrication of wafers and the characterization of the prototype on test systems before submission to customers for qualification. Research and development efforts concentrate on the design and development of new leading-edge products for our markets and the continual enhancement of our design capabilities.

   For over 20 years, we have developed libraries of proprietary mixed-signal integrated circuit designs and have invested in extensive computer-aided design and engineering resources specifically designed to support the increasing complexity and customized nature of FTGs and silicon timing devices. Investments in research and development were approximately $19.8 million, $21.3 million and $24.8 million in fiscal years 1998, 1999 and 2000, respectively. Such expenses typically include costs for engineering personnel, prototype and wafer mask costs, and investment in design tools and support overhead related to new and existing product development. As of March 31, 2001, our research and development staff comprised 98 people. We will continue to invest in research and new product development within our core product group. We believe our ability to consistently develop and market new generations of silicon timing devices has become a key competitive advantage and has contributed significantly to our leading market share.

Competition

   The semiconductor industry is intensely competitive and subject to rapid technological change. Virtually all major semiconductor companies presently compete with, or conceivably could compete with, some segment of our business. We also compete with alternative timing solutions, such as crystal oscillators. Our principal competitors include Cypress Semiconductor Corp., Motorola, Inc., and a number of other public and private companies.

   The competitive environment for the semiconductor industry is characterized by price erosion over the life of the product, rapid technological changes and limited life cycles. We believe we compete favorably with our competitors primarily on the basis of technical innovation and expertise, product performance, price and customer service and support. There can be no assurance that competitive factors will not adversely affect our future business.

Patents and Trademarks

   We hold several patents, as well as copyrights, mask works and trademarks with respect to our various products and expect to continue to file applications for additional intellectual property rights in the future as a means of protecting our technology and market position. These patents will begin expiring in fiscal year 2009. In addition, we seek to protect our proprietary information and know-how through use of trade secrets, confidentiality agreements and other security measures. From time to time we license technologies from third parties in order to augment product feature sets or accelerate development schedules. We do not consider any single patent, copyright, mask work, trademark or license to be material to our business. In certain instances, we have performed design services for OEM customers pursuant to agreements by which we license certain of our underlying intellectual property rights with the final designs and assign intellectual property rights in certain improvements made in such designs. We do not consider such transfers material to our business.

   On March 28, 2001, Cypress Semiconductor Corp. filed a suit against us in the U.S. District Court in Delaware, alleging that we have infringed on three of its patents and have induced others to infringe on them as well. Cypress seeks injunctive relief, unspecified damages and enhanced damages for willful infringement. We have denied the allegations and have filed a counterclaim seeking to invalidate the Cypress patents at issue in the lawsuit. We have also filed a motion to transfer venue of the lawsuit to the U.S. District Court in the Northern District of California. We have filed a separate patent infringement suit against Cypress in the U.S. District Court in the Northern District of California, alleging that Cypress infringes upon our U.S. Patent No. 5,036,216 and seek injunctive relief and damages against Cypress. We intend to continue to vigorously pursue our rights and defenses in our litigation with Cypress. Although we believe that this litigation would not have a material adverse effect on our results of operations and financial condition, no assurance can be made in this regard.

   We have also recently filed patent infringement suits in three separate lawsuits against Winbond Electronics Corp., Realtek Semiconductor Corp. and American Microsystems, Inc. We intend to vigorously pursue these infringement lawsuits.

   In March 2000, we settled a lawsuit with Motorola, Inc. in connection with the establishment of our Phoenix design center. As a result of the settlement, we granted to Motorola non-exclusive, non-transferable rights to up to three U.S. or foreign patents issued or assigned to us by March 2005. In addition, until March 2004, Motorola has the right to receive schematic diagrams for up to four products from among certain products designed by ICS or qualified to an ICS customer and any replacement versions of such products. Motorola will also have the right to consult with our design and product engineers regarding the selected products and serve as a second source for such products.

Employees

   As of March 31, 2001, we had 283 full-time employees, 98 of whom were engaged in research and development, 30 in sales, 19 in marketing and technical support, 39 in finance and administration and 97 in manufacturing support and operations. We have incentive programs to retain our key research and development staff.

Facilities

   Our corporate headquarters, covering 61,000 square feet, is located in Norristown, Pennsylvania. Our lease for this facility commenced in January 1999, expires in January 2007 and provides for monthly rent currently at approximately $53,000, progressively increasing each year to approximately $63,000 in the final year. We also have a renewal option of three or more years after the initial term.

   In November 1998, we relocated our San Jose operations to a new facility in San Jose with 70,000 square feet of office space pursuant to a new lease agreement which will expire in December 2008. We believe that this new facility is adequate to meet our requirements going forward.

   We opened a 10,000 square foot design facility in Tempe, Arizona in January 2000. The lease term for this facility is five years with annual lease payments of $111,600, increasing $2,400 each year during the term of the lease.

   We utilize a facility located in Singapore for testing, warehousing, sales and administration, which consists of 16,000 square feet of space leased pursuant to an agreement which expires in August 2003.

   We also utilize a sales office located in Taipei, Taiwan, which consists of 1,300 square feet of office space leased pursuant to an agreement which expires in November 2002.

Legal Proceedings

   We are involved in litigation, as described above under "- Patents and Trademarks." In addition, from time to time, various inquiries, potential claims and charges and litigation are made, asserted or commenced by or against us, principally arising from or related to contractual relations and possible patent infringement. We believe that any of these claims currently pending, individually and in the aggregate, have been adequately reserved and will not have any material adverse effect on our consolidated financial position or results of operations, although no assurance can be made in this regard.

                                   MANAGEMENT

Directors and Executive Officers

   The following table sets forth certain information about our directors and the executive officers.

Name                         Age                    Position
----                         ---                    --------
Hock E. Tan.................  49 Chief Executive Officer, President and Director
Henry I. Boreen (1).........  74 Director
David Dominik...............  45 Director
Michael A. Krupka (2).......  36 Director
Prescott Ashe...............  34 Director
John Howard (1)(2)..........  49 Director
Nam P. Suh, Ph.D. (1).......  64 Director
Justine F. Lien.............  38 Vice President and Chief Financial Officer
Lewis C. Eggebrecht.........  57 Vice President and Chief Scientist

--------
(1)  Member of the Audit Committee.
(2)  Member of the Compensation Committee.

   Hock E. Tan began serving as Chief Executive Officer and President after the recapitalization on May 11, 1999. Mr. Tan joined us in August 1994 and was appointed as Senior Vice President and Chief Financial Officer in February 1995. In April 1996, Mr. Tan was appointed to the additional post of Chief Operating Officer. Before joining our company, Mr. Tan was Vice President of Finance of Commodore International, Ltd. from 1992 to 1994. Mr. Tan has served as Managing Director of Pacven Investment, Ltd. from 1988 to 1992 and was Managing Director of Hume Industries (M) Ltd. from 1983 to 1988. His career also includes senior financial positions with PepsiCo, Inc. and General Motors Corporation. Mr. Tan holds an M.B.A. from Harvard Business School and an M.S. in Mechanical Engineering from Massachusetts Institute of Technology.

   Henry I. Boreen has been a director since December 1984 and Chairman of the Board of Directors since April 1995. He served as Interim Chief Executive Officer from March 1998 through October 1998. Since 1984, Mr. Boreen has been a principal of HIB International. From 1989 to January 1998, Mr. Boreen also served as Chairman of AM Communications, Inc., a manufacturer of telecommunications equipment. Mr. Boreen has over 35 years of experience in the integrated circuits industry and was the Founder and Chairman of Solid State Scientific, a semiconductor manufacturer.

   David Dominik is a Managing Director and co-Founder of Golden Gate Capital and a special limited partner of Bain Capital, Inc. Prior to Golden Gate Capital, he was a Managing Director of Bain Capital, Inc. from 1990 until March 2000. Previously, Mr. Dominik was a general partner of Zero Stage Capital, a venture capital firm focused on early-stage companies, and Assistant to the Chairman of Genzyme Corporation, a biotechnology firm. From 1982 to 1984, he worked as a management consultant at Bain & Company. Mr. Dominik currently serves on the Board of Directors of ChipPAC, Inc., DDi Corp., OneSource, SMTC Corp. and ThermaWave.

   Michael A. Krupka joined Bain Capital in 1991 and has been a Managing Director since 1997. Prior to joining Bain Capital, Inc., Mr. Krupka spent several years as a management consultant at Bain & Company where he focused on technology and technology-related companies. In addition, he has served in several senior operating roles at Bain Capital portfolio companies. Mr. Krupka currently serves on the Board of Directors of Sealy Corporation, Mattress Discounters Corp. and US LEC Corp.

   Prescott Ashe is a Managing Director and co-Founder of Golden Gate Capital. He was a principal at Bain Capital, Inc. from June 1998 until March 2000. Prior to Golden Gate Capital, he was an associate at Bain Capital, Inc. from 1992 until 1998. Prior to that, he was an analyst at Bain Capital, Inc. and a consultant at Bain & Company. Mr. Ashe currently serves on the Board of Directors of DDi Corp. and SMTC Corporation.

   John D. Howard joined Bear Stearns in March of 1997 and is a Senior Managing Director of Bear Stearns and Head of Merchant Banking. Prior to joining Bear Stearns, Mr. Howard founded Gryphon Capital Partners, a private investment firm. From 1990 to 1996, he was co-Chief Executive Officer of Vestar Capital Partners, Inc., a private investment firm specializing in management buyouts. In addition, Mr. Howard was a Senior Vice President and partner of Wesray Capital Corporation, one of the foremost private equity sponsors and a pioneer of leveraged buyouts, from 1985 to 1990. Formerly, Mr. Howard was a Vice President in the mergers and acquisitions group of Bear Stearns.

   Nam P. Suh, Ph.D. is currently the Head of the Department of Mechanical Engineering and the Director of the Manufacturing Institute at the Massachusetts Institute of Technology (MIT). He has been with the MIT faculty since 1970 and during this time, he was the Founding Director of the MIT Laboratory for Manufacturing and Productivity, Founder and Director of the MIT-Industry Polymer Processing Program, Head of the Mechanics and Material Division of the Mechanical Engineering department, and a member of the Engineering Council of MIT. Between 1984 and 1988, he was appointed in charge of engineering at the National Science Foundation, for which he received the Foundation's Distinguished Service Award. He has authored over 230 papers, four books, and holds over forty patents. Dr. Suh holds an S.B. and M.B. from MIT, and has received a Ph.D. from Carnegie Mellon University. Dr. Suh also received three honorary doctorate degrees.

   Justine F. Lien was appointed Chief Financial Officer after the recapitalization on May 11, 1999 . She joined us in 1993 as Accounting Manager and was appointed as Director of Finance and Administration in 1996. Prior to joining us, Ms. Lien was employed by Smith Industries in various finance capacities. Ms. Lien holds a B.A. degree in Accounting and Economics from Immaculata College and is a Certified Management Accountant.

   Lewis C. Eggebrecht was appointed as Vice President and Chief Scientist in 1998 and possesses over 30 years of experience in the integrated circuit and personal computer industries. Prior to his employment with us, Mr. Eggebrecht was Chief Architect for the Multimedia Products Group at Philips Semiconductor from 1996 to 1998 and was a senior engineer at S3 in 1996. Mr. Eggebrecht also held senior engineering positions at Commodore International, Franklin Computer and IBM. Mr. Eggebrecht holds numerous patents and industry awards and has authored over 25 articles for a variety of technical publications. Mr. Eggebrecht holds a B.S.E.E. degree from the Michigan Technological University and has accomplished advanced degree work at the University of Minnesota.

   Our executive officers are appointed by the Board of Directors and serve until their successors are elected or approved. There are no family relationships among any of our directors or executive officers.

Board Committees

   Our Board of Directors has two committees: an Audit Committee and a Compensation Committee.

   Our Audit Committee, which is required to consist of a majority of directors not otherwise affiliated with the Company, consists of Messrs. Boreen and Howard and Dr. Suh. The Audit Committee reports to the Board of Directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management's procedures and policies relative to the adequacy of our internal accounting controls.

   Our Compensation Committee reviews and makes recommendations to the Board of Directors regarding our compensation policies and all forms of compensation to be provided to our executive officers. In addition, the Compensation Committee reviews bonus and stock compensation arrangements for all of our other employees. The Compensation Committee, which is required to consist of at least two non-employee directors, consists of Messrs. Howard and Krupka.

Board of Directors

   We have authorized seven directors. In accordance with the terms of our Amended and Restated Certificate of Incorporation, the terms of office of our Board of Directors are divided into three classes: Class I, whose term will expire at the annual meeting of shareholders to be held in 2001, Class II, whose term will expire at the annual meeting of shareholders to be held in 2002, and Class III, whose term will expire at the annual meeting of shareholders to be held in 2003. The Class I directors are Messrs. Boreen, Ashe and Dominik, the Class II directors are Messrs. Krupka and Howard, and the Class III directors are Mr. Tan and Dr. Suh.

   At each annual meeting of shareholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our Board of Directors may have the effect of delaying or preventing changes in control or management of us.

                              SELLING SHAREHOLDERS

   The following table sets forth certain information with respect to the approximate beneficial ownership of common stock held by each person who is selling shares in this offering, in each case as of April 28, 2001. Unless otherwise noted, to our knowledge, each of the following shareholders has sole voting and investment power as to the shares shown:

                                                                        Shares Beneficially
                          Shares Beneficially Owned                       Owned After the
                            Prior to the Offering       # of Shares to       Offering
                          ------------------------------be Sold in the ---------------------
          Name               Number        Percentage      Offering      Number   Percentage
          ----            --------------- ---------------------------- ---------- ----------
Bain Capital Funds (1)..       24,785,793         37.9%   6,750,000    18,035,793    27.6%
ICST Acquisition Corp.
 (2)....................        6,595,265         10.1%   2,250,000     4,345,265     6.6%

--------

(1) Includes shares of common stock owned by Bain Capital Fund VI, L.P. ("Fund VI"), BCIP Associates II ("BCIP II"), BCIP Trust Associates II ("BCIP Trust II"), BCIP Associates II-B ("BCIP II-B"), BCIP Trust Associates II-B ("BCIP Trust II-B"), BCIP Associates II-C ("BCIP II-C" and, collectively with BCIP II, BCIP Trust II, BCIP Trust II-B and BCIP II-B, the "BCIPs") and PEP Investment PTY Ltd. ("PEP"). The BCIPs, PEP and Fund VI are collectively referred to as the "Bain Capital Funds." Michael Krupka, a member of our Board of Directors, is a Managing Director of Bain Capital, Inc., which directly or indirectly has voting and investment power over 6,619,941 shares of common stock owned by the BCIPs and PEP. Accordingly, Mr. Krupka may be deemed to beneficially own these 6,619,941 shares. Mr. Krupka disclaims beneficial ownership of any of these shares.

(2) John Howard, a member of our Board of Directors, is a Senior Managing Director of Bear, Stearns & Co. Inc., an affiliate of ICST Acquisition Corp. Accordingly, Mr. Howard may be deemed to beneficially own some or all of the shares owned by ICST Acquisition Corp. Mr. Howard disclaims beneficial ownership of any of these shares.

Material Relationships with Selling Shareholders

   Shareholders Agreement, Voting Agreement and Other Agreements. In connection with our May 1999 recapitalization, we entered into agreements with each of Bain Capital, an affiliate of Bear, Stearns & Co. Inc. and all of our other equity holders, that, among other things, provided for tag-along rights, drag-along rights, registration rights, restrictions on the transfer of shares and certain preemptive rights. The shareholders agreement provided that, in certain circumstances, various specified actions, including among others, major corporate transactions such as acquisitions, divestitures, financings, recapitalizations and mergers, as well as other actions such as hiring and firing senior managers, setting management compensation and establishing capital and operating budgets and business plans, require the approval of a majority of the shares of common stock held by Bain Capital. Pursuant to a voting agreement, our Board of Directors was required to be comprised of three representatives designated by Bain Capital, one representative designated by an affiliate of Bear, Stearns & Co. Inc., our Chief Executive Officer so long as he is employed as our Chief Executive Officer and Mr. Boreen, so long as he owns at least 50% of the common stock he owned at the time of the recapitalization.

   Advisory Agreements. In connection with the recapitalization, we entered into an advisory agreement with each of Bain Capital and an affiliate of Bear, Stearns & Co. Inc. pursuant to which they agreed to provide financial advisory and consulting services. In exchange for such services, Bain Capital and an affiliate of Bear, Stearns & Co. Inc. were entitled to an aggregate annual shareholder advisory fee of $1 million and their out-of-pocket expenses. Each advisory agreement included customary indemnification provisions in favor of each of Bain Capital and an affiliate of Bear, Stearns & Co. Inc. During fiscal 1999, we paid Bain Capital and an affiliate of Bear, Stearns & Co. Inc. and its affiliates fees of $3.4 million and $4.9 million, respectively. During fiscal year 2000, we paid Bain Capital and Bear Stearns and its affiliates $0.7 million and $0.2 million, respectively. Each advisory agreement was terminated by mutual consent of the parties in connection with our initial public offering, and we used some of the proceeds of the offering to pay Bain Capital and an affiliate of Bear, Stearns & Co. Inc. an additional fee of $2.0 million and $0.7 million, respectively.

   Senior Subordinated Notes and Senior Credit Facility. Sankaty High Yield Asset Partners, L.P., and Brant Point CBO 1999-1 Ltd., affiliates of Bain Capital, received a portion of the net proceeds of our initial public offering from the redemption and repurchase of the senior subordinated notes. Great Point CLO 1999-1 Ltd., also an affiliate of Bain Capital, received a portion of the net proceeds of the offering from the repayment of our senior credit facility.

   Orders Placed with Affiliate of Major Shareholders. Investment funds associated with Bain Capital are also shareholders of ChipPAC, Inc., one of our production vendors. Our purchases from ChipPAC totaled approximately $3.5 million in fiscal year 2000 and $5.9 million for the first nine months of fiscal year 2001, and were on market terms. We did not make any purchases from ChipPAC prior to fiscal year 2000.

                          DESCRIPTION OF CAPITAL STOCK

General Matters

   We are a Pennsylvania corporation, subject to the provisions of the Pennsylvania Business Corporation Law of 1988. The total amount of our authorized capital stock consists of 300,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of April 28, 2001, we have 65,444,526 shares of common stock and no other shares of any series of preferred stock outstanding. As of April 28, 2001, we had 103 shareholders of record and an estimated 2,000 beneficial owners of our common stock and no shareholders of record of our preferred stock. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated articles of incorporation and our amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

   The amended and restated articles and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless such takeover or change in control is approved by our Board of Directors.

Common Stock

   The issued and outstanding shares of common stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any series of preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board of Directors may from time to time determine. The shares of common stock are not convertible and the holders thereof have no preemptive or subscription rights to purchase any of our securities. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of any series of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting. Except as otherwise required by law or the restated certificate, the holders of common stock vote together as a single class on all matters submitted to a vote of shareholders.

   The common stock is included on the Nasdaq National Market under the symbol "ICST."

Preferred Stock

   Our Board of Directors may, without further action by our shareholders, from time to time, direct the issuance of shares of preferred stock in a series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment is made to the holders of shares of common stock. The issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the Board of Directors, without shareholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. There are no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.

Other Provisions of the Amended and Restated Articles of Incorporation and By-laws

   The amended and restated articles of incorporation provide for the Board of Directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board will be elected each year. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board until the second annual shareholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our company and could increase the likelihood that incumbent directors will retain their positions.

   The amended and restated articles of incorporation provides that shareholder action can be taken only at an annual or special meeting of shareholders and cannot be taken by written consent in lieu of a meeting. The amended and restated articles of incorporation and the by-laws provide that, except as otherwise required by law, special meetings of the shareholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by our Chief Executive Officer. Shareholders will not be permitted to call a special meeting or to require the board to call a special meeting.

   The by-laws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board. Shareholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board or by a shareholder who was shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of such shareholder's intention to bring that business before the meeting. Although the by-laws do not give the board the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Provisions of Pennsylvania Law Governing Business Combinations

   Subchapter F of Chapter 25 of the Pennsylvania Business Corporation Law prohibits, subject to certain exceptions, a "business combination" with a shareholder or group of shareholders (and certain affiliates and associates of such shareholders) from beneficially owning more than 20% of the voting power of a public corporation, an "interested shareholder," for a five-year period following the date on which the holder became an interested shareholder unless the interested shareholder's acquisition of 20% or more of the common stock is approved by our Board of Directors. This provision may discourage open market purchases of our stock or a non-negotiated tender or exchange offer for our stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction.

   Under Section 1715 of the Pennsylvania Business Corporation Law, our directors are not required to regard the interests of the shareholders as being dominant or controlling in considering our best interests. The directors may consider, to the extent they deem appropriate, such factors as:

  . the effects of any action upon any group affected by such action, including our shareholders, employees, suppliers, customers and creditors, and communities in which we have stores, offices or other establishments;

  . our short-term and long-term interests, including benefits that may accrue to us from our long-term plans and the possibility that these interests may be best served by our continued independence;

  .the resources, intent and conduct of any person seeking to acquire control of us; and

  .all other pertinent factors.

   Section 1715 further provides that any act of our Board of Directors, a committee of the board or an individual director relating to or affecting an acquisition or potential or proposed acquisition of control to which a majority of our disinterested directors have assented will be presumed to satisfy the standard of care set forth in the Pennsylvania Business Corporation Law, unless it is proven by clear and convincing evidence that our disinterested directors did not consent to such act in good faith after reasonable investigation. As a result of this and the other provisions of Section 1715, our directors are provided with broad discretion with respect to actions that may be taken in response to acquisitions or proposed acquisitions of corporate control.

   Section 1715 may discourage open market purchases of our common stock or a non-negotiated tender or exchange offer for our common stock and, accordingly, may be considered disadvantageous by a shareholder who would desire to participate in any such transaction. As a result, Section 1715 may have a depressive effect on the price of our common stock.

Limitations on Liability and Indemnification of Officers and Directors

   The restated articles limit the liability of directors to the fullest extent permitted by the Pennsylvania Business Corporation Law. In addition, the restated articles provide that we will indemnify our directors and officers to the fullest extent permitted by such law. We have entered into indemnification agreements with our current directors and executive officers providing for indemnification of such persons to the fullest extent permitted by law.

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is StockTrans, Inc.

                        SHARES ELIGIBLE FOR FUTURE SALE

   As of April 28, 2001, we have issued and outstanding an aggregate of 65,444,526 shares of common stock. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are purchased by our affiliates as that term is defined in Rule 144 under the Securities Act. Upon completion of this offering, assuming no exercise of the underwriters' over-allotment option, 27,754,734 shares of our common stock, will be restricted securities or control securities, each as defined in Rule 144 under the Securities Act, which may only be sold in the public market if registered under the Securities Act or in accordance with an exemption from the registration requirements of the Securities Act or an exemption from registration under Rule 144 under the Securities Act. Of these restricted and control securities, 23,580,715 shares will be available for sale in the public market, subject to the volume limitations and other conditions of Rule 144, immediately upon the expiration of the lock-up period described below and 4,174,019 shares will not be subject to any lock-up restriction.

   In general, under Rule 144 as currently in effect, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from us or the date they were acquired from an affiliate, then the holder of such restricted securities, including an affiliate, is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of such sales and the availability of current public information concerning us. Affiliates may sell shares not constituting restricted securities in accordance with the foregoing volume limitations and other requirements but without regard to the one-year holding period.

   Under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from us or the date they were acquired from an affiliate, as applicable, a holder of such restricted securities who is not an affiliate at the time of the sale and has not been an affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above.

   Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock plans, are also restricted and may be sold by shareholders other than our affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year holding period requirement.

Options

   We have filed registration statements in June and July 2000 on Form S-8 under the Securities Act to register approximately 15,800,000 shares of common stock issuable under our stock plans. Shares issued upon the exercise of stock options are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

   The selling shareholders and members of our Board of Directors who are affiliated with the selling shareholders have agreed that they will not offer, sell or otherwise dispose of any shares of our capital stock or any securities which may be converted into or exchanged for any shares of our capital stock until 90 days after the date of this prospectus without the prior written consent of Lehman Brothers, Inc. However, the selling shareholders and affiliated directors may sell up to 50% of their remaining shares if the market price of our common stock for seven out of any ten consecutive trading days ending on or after 60 days following the date of this prospectus is at least 25% higher than the public offering price listed on the cover of this prospectus. All other directors and executive officers and certain of our management employees have agreed to be bound by the restrictions in the first sentence of this paragraph for 60 days.

Registration Rights Agreement

   Pursuant to the recapitalization, our company, Bain Capital, an affiliate of Bear, Stearns & Co. Inc., and our other equity holders entered into a registration rights agreement (as amended in December 1999). Under the registration rights agreement, the holders of a majority of the registrable securities owned by Bain Capital, Bear Stearns or another specified shareholder, have the right subject to conditions, to require us to register any or all of their shares of common stock under the Securities Act on Form S-1, a "Long-Form Registration." The holders of a majority of the Bain registrable securities have the right to request three Long-Form Registrations, and the holders of a majority of the Bear Stearns registrable securities and the other specified shareholder have the right to request one Long-Form Registration, in each case, at our expense. The holders of a majority of the Bain registrable securities, the Bear Stearns registrable securities and the other specified shareholder have the right to require us to register any or all of their shares of common stock under the Securities Act on Form S-2 or Form S-3, a "Short-Form Registration," on an unlimited number of, and three, occasions, respectively, at our expense. We are not required, however, to effect any Short-Form Registration requested by the holders of a majority of the Bear Stearns registrable securities or the other specified shareholder within six months after the effective date of a prior demand registration. We may postpone the filing of such registration for up to 90 days if we and the holders of a majority of the registrable securities requesting registration agree that such a registration would reasonably be expected to have an adverse effect on any proposal or plan by us or any of our subsidiaries to engage in an acquisition, merger or similar transaction.

   In addition, all holders of registrable securities are entitled to request the inclusion of any shares of common stock subject to the registration agreement in any registration statement, at our expense, whenever we propose to register any of our securities under the Securities Act. Such right to request inclusion of shares is not permitted:

  . in connection with a public offering, unless any holders of registrable securities are permitted to participate in the public offering;

  . pursuant to a demand registration; or

  . pursuant to a registration on Form S-4 or S-8.

   In connection with all such registrations, we have agreed to indemnify all holders of registrable securities against liabilities set forth in the registration agreement, including liabilities under the Securities Act. In addition, all the parties to the registration rights agreement have agreed not to make any public sales of their registrable securities for 180 days after the effective date of any registration statement. Upon completion of this offering, assuming no exercise of the underwriters' over-allotment option, the holders of an aggregate of 27,754,734 shares of common stock, will have limited rights to require us to register their shares of common stock under the Securities Act at our expense.

                                  UNDERWRITING

   Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to the prospectus, Lehman Brothers Inc., J.P. Morgan Securities Inc., Robertson Stephens, Inc., Bear, Stearns & Co. Inc. and Fidelity Capital Markets, a division of National Financial Services LLC, have agreed to purchase from the selling shareholders the respective number of shares of common stock shown opposite its name below:

   Underwriters                                                Number of Shares
   ------------                                                ----------------
   Lehman Brothers Inc. .....................................
   J.P. Morgan Securities Inc. ..............................
   Robertson Stephens, Inc. .................................
   Bear, Stearns & Co. Inc. .................................
   Fidelity Capital Markets, a division of National Financial
    Services LLC.............................................
                                                                     ---
     Total...................................................
                                                                     ===

   The underwriting agreement provides that the underwriters' obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

  . the representations and warranties made by us to the underwriters are true;

  . there is no material change in the financial markets; and

  . we deliver customary closing documents to the underwriters.

   The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public price set forth on the cover page of this prospectus, and to selected dealers, at such public offering price less a selling concession not in excess of $ per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $ per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

   The following table summarizes the underwriting discounts and commissions the selling shareholders will pay. The underwriting discounts and commissions are equal to the public offer price per share less the amount paid to the selling shareholders per share. The underwriting discounts and commissions are equal to % of the public offering price.

                                                          Total
                                           -----------------------------------
                                            Per     Without          With
                                           Share Over-allotment Over-allotment
                                           ----- -------------- --------------
Underwriting discounts and commissions to
 be paid by the selling shareholders...... $         $              $

   We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $600,000. We have agreed to pay expenses incurred by the selling stockholders in connection with the offering, other than the underwriting discounts and commissions.

   The selling shareholders have granted to the underwriters an option to purchase up to an aggregate of 1,350,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, the underwriters will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to the underwriters' initial commitment as indicated in the preceding table, and the selling shareholders will be obligated, under the over-allotment option to sell the shares of common stock to the underwriters.

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

   The selling shareholders and members of our Board of Directors who are affiliated with the selling shareholders have agreed under lock-up agreements that without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock until 90 days after the date of this prospectus. However, the selling shareholders and affiliated directors may sell up to 50% of their remaining shares if the market price of our common stock for seven out of any ten consecutive trading days ending on or after 60 days following the date of this prospectus is at least 25% higher than the public offering price listed on the cover of this prospectus. All other directors and executive officers and certain management employees have agreed to be bound by the restrictions in the first sentence of this paragraph for 60 days.

   We and the selling shareholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

   Any offers in Canada will be made only under exemption from the requirements to file a prospectus in the relevant province of Canada in which the sale is made.

   Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.

   Lehman Brothers Inc., Robertson Stephens, Inc., Bear, Stearns & Co. Inc. and their respective affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us for which they have received and will receive customary compensation.

   ICST Acquisition Corp., an affiliate of Bear, Stearns & Co. Inc. will be a selling shareholder in the offering. John Howard, a member of our Board of Directors, is a Senior Managing Director of Bear, Stearns & Co. Inc.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act of 1934:

  . Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum;

  . Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  . Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

   A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriter may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

   Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

                                 LEGAL MATTERS

   The validity of the common stock offered hereby will be passed upon for us by Pepper Hamilton LLP. Some legal matters in connection with this offering will be passed upon for the underwriter by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP has, from time to time, represented, and may continue to represent, the underwriter in connection with various legal matters and Bain Capital and some of their affiliates (including our company) in connection with legal matters.

                                    EXPERTS

   The consolidated financial statements as of July 1, 2000 and for the fiscal year then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

   The consolidated financial statements and schedule of our company and our subsidiaries as of July 3, 1999 and each of the fiscal years in the two-year period ended July 3, 1999 have been included, or incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are currently subject to the informational requirements of the Exchange Act, and in accordance therewith we are required to file periodic reports and other information with the SEC. The reports and other information filed by us with the SEC may be inspected and copied at the public reference facilities maintained by the SEC as described below.

   We have filed with the SEC a registration statement on Form S-3 (the "Registration Statement," which term shall encompass all amendments, exhibits, annexes and schedules thereto and all documents incorporated by reference therein) pursuant to the Securities Act, and the rules and regulations promulgated thereunder, with respect to the shares of common stock offered hereby. This prospectus, which constitutes part of the Registration Statement, does not contain all the information set forth in the Registration Statement, parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement.

   You may inspect and copy the Registration Statement, including the exhibits thereto, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 (telephone number: 1-800-SEC-
0330), at the Regional Offices of the SEC at 7 World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, at prescribed rates. You can also obtain copies of such materials from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of such site is http://www.sec.gov.

   We intend to furnish our shareholders with annual reports containing financial statements audited by an independent accounting firm, and to make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we later file with the SEC will automatically update and supersede the information contained or incorporated by reference in this prospectus. Accordingly, we incorporate by reference our annual report on Form 10-K for the year ended July 1, 2000, as amended, our quarterly reports for the three months ended September 30 and December 30, 2000 and March 31, 2001.

   All documents which we subsequently file pursuant to Section 13(g), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus from the date of filing of such documents. These documents are or will be available for inspection or copying at the locations identified above under the caption "Where You Can Find More Information."

   We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference but not delivered with this prospectus). You should direct requests for documents to 2435 Boulevard of the Generals, Norristown, Pennsylvania 19403, (610) 630-5300.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Consolidated Financial Statements:

Report of Independent Accountants.........................................  F-2

Independent Auditors' Report..............................................  F-3

Consolidated Balance Sheets as of July 3, 1999, July 1, 2000 and March 31,
 2001 (unaudited).........................................................  F-4

Consolidated Statements of Operations for the years ended June 27, 1998,
 July 3, 1999 and July 1, 2000 and nine month periods ended April 1, 2000
 (unaudited) and March 31, 2001 (unaudited)...............................  F-5

Consolidated Statements of Shareholders' Equity (Deficit) as of July 27,
 1998, July 3, 1999, July 1, 2000 and March 31, 2001 (unaudited)..........  F-6

Consolidated Statements of Cash Flows for the years ended June 27, 1998,
 July 3, 1999, and July 1, 2000 and nine month periods ended April 1, 2000
 (unaudited) and March 31, 2001 (unaudited)...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Integrated Circuit Systems, Inc.:

   In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Integrated Circuit Systems, Inc. and its subsidiaries at July 1, 2000, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, PA
July 28, 2000

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Integrated Circuit Systems, Inc.:

   We have audited the accompanying consolidated balance sheet of Integrated Circuit Systems, Inc. and subsidiaries as of July 3, 1999, and the related consolidated statements of operations, shareholders' equity (deficit), and cash flows for the years ended July 3, 1999 and June 27, 1998. The consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Integrated Circuit Systems, Inc. and subsidiaries as of July 3, 1999, and the results of their operations and cash flows for the years ended July 3, 1999 and June 27, 1998, in conformity with generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
August 4, 1999

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                               July 3,    July 1,    March 31,
                                                1999       2000        2001
                                              ---------  ---------  -----------
                                                                    (unaudited)
                   ASSETS
Current Assets:
  Cash and cash equivalents.................. $   9,285  $  28,940   $ 67,100
  Marketable securities......................       288        282     10,249
  Accounts receivable, net...................    18,120     23,660     34,471
  Inventory, net.............................     8,736     10,718     11,619
  Deferred income taxes......................     8,644      2,143      3,297
  Prepaid income taxes.......................       --       9,358      1,627
  Prepaid assets.............................       797      1,228      1,770
  Other assets...............................       523        820        760
  Current portion of deposit on purchase
   contracts.................................     3,973      9,877        --
                                              ---------  ---------   --------
    Total current assets.....................    50,366     87,026    130,893
Property and equipment, net..................    12,127     13,058     11,971
Deferred financing costs, net................    12,767        --         --
Deposits on purchase contracts...............    11,348        --         --
Other assets.................................     1,187      1,135      1,055
                                              ---------  ---------   --------
  Total assets............................... $  87,795  $ 101,219   $143,919
                                              =========  =========   ========
    LIABILITIES AND SHAREHOLDERS' EQUITY
                  (DEFICIT)
Current Liabilities:
  Note payable to bank....................... $     --   $  10,000   $    --
  Current portion of long-term debt..........     1,030        435        441
  Accounts payable...........................    10,258     13,408     14,159
  Accrued salaries and bonuses...............     2,056      2,267      1,562
  Accrued expenses and other current
   liabilities...............................     5,639      3,812      3,223
  Income taxes payable.......................     4,473        --         --
                                              ---------  ---------   --------
    Total current liabilities................    23,456     29,922     19,385
Long-term debt, less current portion.........   169,000        835        384
Deferred income taxes........................       789        734        696
Other liabilities............................     1,462        808        730
                                              ---------  ---------   --------
  Total liabilities..........................   194,707     32,299     21,195
                                              ---------  ---------   --------
Commitments and contingencies
Shareholders' Equity (Deficit):
  Preferred stock, authorized 5,000; none
   issued....................................       --         --         --
  Common stock, $0.01 par, authorized
   300,000; issued and outstanding 64,269 and
   64,908 shares as July 1, 2000 and March
   31, 2001, respectively....................       --         643        649
  Class A common stock, $0.01 par, authorized
   45,743; issued and outstanding 26,452
   shares as July 3, 1999....................       264        --         --
  Class B common stock, $0.01 par, authorized
   11,859; issued and outstanding 9,577
   shares as July 3, 1999....................        96        --         --
  Class L common stock, $0.01 par, authorized
   5,083; issued and outstanding 4,003 shares
   as July 3, 1999...........................        40        --         --
  Additional paid in capital.................    34,556    199,018    204,522
  Accumulated deficit........................  (141,413)  (126,687)   (79,259)
  Notes receivable...........................      (455)      (286)      (203)
  Deferred compensation......................       --      (3,768)    (2,985)
                                              ---------  ---------   --------
  Total shareholders' equity (deficit).......  (106,912)    68,920    122,724
                                              ---------  ---------   --------
    Total liabilities and shareholders'
     equity (deficit)........................ $  87,795  $ 101,219   $143,919
                                              =========  =========   ========

          See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (In thousands, except per share data)

                                       Year Ended            Nine Months Ended
                               ----------------------------  ------------------
                                                                        March
                               June 27,  July 3,   July 1,   April 1,    31,
                                 1998      1999      2000      2000      2001
                               --------  --------  --------  --------  --------
                                                                (Unaudited)
Revenue......................  $160,634  $139,063  $165,521  $120,511  $153,155
Cost and expenses:
  Cost of sales..............    88,859    64,496    66,123    48,938    57,940
  Research and development...    19,797    21,316    24,848    18,062    21,880
  Selling, general and
   administrative............    19,444    19,560    22,463    16,983    16,852
  Special charges--
   Compensation Costs........       --     15,051       --        --        --
  Management fee.............       --        --        906       750       --
  Goodwill amortization......       234       234       235       176       176
                               --------  --------  --------  --------  --------
    Operating income.........    32,300    18,406    50,946    35,602    56,307
Gain on sale of assets.......       --     10,734       --        --        --
Interest and other income....     1,984     2,178     1,200       792     2,606
Interest expense.............       (64)   (2,955)  (16,532)  (13,855)     (197)
                               --------  --------  --------  --------  --------
  Income before income taxes
   and extraordinary items...    34,220    28,363    35,614    22,539    58,716
Income tax expense...........    12,845     5,320     4,244     2,213    11,288
                               --------  --------  --------  --------  --------
  Income before extraordinary
   items.....................    21,375    23,043    31,370    20,326    47,428
Extraordinary Items:
  Early extinguishment of
   debt, net of $10,300
   taxes.....................       --        --    (16,638)      170       --
                               --------  --------  --------  --------  --------
    Net income...............  $ 21,375  $ 23,043  $ 14,732  $ 20,496  $ 47,428
                               ========  ========  ========  ========  ========
Basic net income per share:
Income before extraordinary
 items.......................  $   1.02  $   0.87  $   0.79     $0.56     $0.73
Loss from extraordinary
 items.......................       --        --      (0.42)      --        --
                               --------  --------  --------  --------  --------
    Basic net income per
     share...................  $   1.02  $   0.87  $   0.37  $   0.56  $   0.73
                               ========  ========  ========  ========  ========
Diluted net income per share:
Income before extraordinary
 items.......................  $   0.96  $   0.86  $   0.63  $   0.42  $   0.68
Loss from extraordinary
 items.......................       --        --      (0.33)      --        --
                               --------  --------  --------  --------  --------
    Diluted net income per
     share...................  $   0.96  $   0.86  $   0.30  $   0.42  $   0.68
                               ========  ========  ========  ========  ========
Weighted average share
 outstanding--basic..........    20,912    25,812    39,843    36,608    64,573
Weighted average share
 outstanding--diluted........    22,264    26,277    49,871    48,365    69,507

          See accompanying notes to consolidated financial statements.

                       INTEGRATED CIRCUIT SYSTEMS, INC.
           CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
                                (In thousands)

                      Common    Common            Class   Preferred Preferred           Class
                       Stock    Stock    Class A    A      Class A   Class A   Class B    B    Class L  Class L   Notes
                      Shares    Amount   Shares   Amount   Shares    Amount    Shares   Amount Shares   Amount  Receivable
                      -------  --------  -------  ------  --------- ---------  -------  ------ -------  ------- ----------
 Balance at June
 28, 1997.........     21,084  $ 45,366      --   $ --        --    $    --       --     $--      --     $--      $ --
 Shares issued
 upon exercise of
 stock options....      1,108     7,014      --     --        --         --       --      --      --      --        --
 Tax benefits
 related to stock
 options..........        --      4,224      --     --        --         --       --      --      --      --        --
 Purchase of
 common stock.....        --        --       --     --        --         --       --      --      --      --        --
  Net income......        --        --       --     --        --         --       --      --      --      --        --
                      -------  --------  -------  -----    ------   --------   ------    ----  ------    ----     -----
 Balance at June
 27, 1998.........     22,192    56,604      --     --        --         --       --      --      --      --        --
 Shares issued
 upon exercise of
 stock options....        159     1,105      --     --        --         --       --      --      --      --        --
 Tax benefits
 related to stock
 options..........        --        234      --     --        --         --       --      --      --      --        --
 Purchase of
 common stock.....        --        --       --     --        --         --       --      --      --      --        --
 Recapitalization..   (13,193)  (57,943)  15,613    156       --         --     5,653      57   2,363      24      (455)
 Effect of stock
 split............     (9,158)      --    10,839    108       --         --     3,924      39   1,640      16       --
  Net income......        --        --       --     --        --         --       --      --      --      --        --
                      -------  --------  -------  -----    ------   --------   ------    ----  ------    ----     -----
 Balance at July
 3, 1999..........        --        --    26,452    264       --         --     9,577      96   4,003      40      (455)
 Shares issued
 upon exercise of
 stock options....        --        --     2,067     20       --         --       --      --        3     --        --
 Tax benefits
 related to stock
 options..........        --        --       --     --        --         --       --      --      --      --        --
 Retirement of
 stock............        --        --       (76)    (1)      --         --       --      --       (8)    --        --
 Initial Public
 Offering.........     64,269       643  (28,443)  (283)   (3,367)   (13,467)  (9,577)    (96) (3,998)    (40)      --
 Net income.......        --        --       --     --        --         --       --      --      --      --        --
 Deferred
 compensation.....        --        --       --     --        --         --       --      --      --      --        --
 Investment into
 the Company......        --        --       --     --      3,367     13,467      --      --      --      --        --
 Other............        --        --       --     --                            --      --      --      --        169
                      -------  --------  -------  -----    ------   --------   ------    ----  ------    ----     -----
 Balance at July
 1, 2000..........     64,269       643      --     --        --         --       --      --      --      --       (286)
 Shares issued
 upon exercise of
 stock options....        602         6      --     --        --         --       --      --      --      --        --
 Tax benefits
 related to stock
 options..........        --        --       --     --        --         --       --      --      --      --        --
 Shares issued by
 Stock purchase
 plan.............         37       --       --     --        --         --       --      --      --      --        --
 Net income.......        --        --       --     --        --         --       --      --      --      --        --
 Other............        --        --       --     --        --         --       --      --      --      --         83
                      -------  --------  -------  -----    ------   --------   ------    ----  ------    ----     -----
 Balance at March
 31, 2001.........     64,908  $    649      --   $ --        --    $    --       --     $--      --     $--      $(203)
                      =======  ========  =======  =====    ======   ========   ======    ====  ======    ====     =====
                                                                                       Total
                                   Additional                      (Accumulated    Shareholders'
                        Deferred    Paid in   Treasury  Treasury Deficit)/Retained    Equity
                      Compensation  Capital    Stock     Shares      Earnings        (Deficit)
                      ------------ ---------- --------- -------- ----------------- -------------
 Balance at June
 28, 1997.........      $   --      $    --   $(3,749)    (286)      $ 28,531        $  70,148
 Shares issued
 upon exercise of
 stock options....          --           --       --       --             --             7,014
 Tax benefits
 related to stock
 options..........          --           --       --       --             --             4,224
 Purchase of
 common stock.....          --           --   (12,993)    (488)           --           (12,993)
  Net income......          --           --       --       --          21,375           21,375
                      ------------ ---------- --------- -------- ----------------- -------------
 Balance at June
 27, 1998.........          --           --   (16,742)    (774)        49,906           89,768
 Shares issued
 upon exercise of
 stock options....          --           --       --       --             --             1,105
 Tax benefits
 related to stock
 options..........          --           --       --       --             --               234
 Purchase of
 common stock.....          --           --    (3,016)    (229)           --            (3,016)
 Recapitalization..         --        34,719   19,758    1,003       (214,362)        (218,046)
 Effect of stock
 split............          --          (163)     --       --             --               --
  Net income......          --           --       --       --          23,043           23,043
                      ------------ ---------- --------- -------- ----------------- -------------
 Balance at July
 3, 1999..........          --        34,556      --       --        (141,413)        (106,912)
 Shares issued
 upon exercise of
 stock options....          --            53      --       --             --                73
 Tax benefits
 related to stock
 options..........          --           301      --       --             --               301
 Retirement of
 stock............          --          (234)     --       --             --              (235)
 Initial Public
 Offering.........          --       160,341      --       --             --           147,098
 Net income.......          --           --       --       --          14,732           14,732
 Deferred
 compensation.....       (3,979)       3,979      --       --             --               --
 Investment into
 the Company......          --           --       --       --             --            13,467
 Other............          211           22      --       --              (6)             396
                      ------------ ---------- --------- -------- ----------------- -------------
 Balance at July
 1, 2000..........       (3,768)     199,018      --       --        (126,687)          68,920
 Shares issued
 upon exercise of
 stock options....          --           396      --       --             --               402
 Tax benefits
 related to stock
 options..........          --         4,791      --       --             --             4,791
 Shares issued by
 Stock purchase
 plan.............          --           511      --       --             --               511
 Net income.......          --           --       --       --          47,428           47,428
 Other............          783         (194)     --       --             --               672
                      ------------ ---------- --------- -------- ----------------- -------------
 Balance at March
 31, 2001.........      $(2,985)    $204,522  $   --       --        $(79,259)       $ 122,724
                      ============ ========== ========= ======== ================= =============

         See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                       Year Ended             Nine Months Ended
                              ------------------------------  -------------------
                              June 27,   July 3,    July 1,   April 1,  March 31,
                                1998      1999       2000       2000      2001
                              --------  ---------  ---------  --------  ---------
                                                                 (unaudited)
Cash flows from operating
 activities:
Net income..................  $ 21,375  $  23,043  $  14,732  $20,496    $47,428
Adjustments to reconcile net
 income to net cash provided
 by operating activities:
 Depreciation and
  amortization..............     4,579      4,965      4,692    3,371      3,850
 Amortization of deferred
  finance charge............       --         203      1,494    1,215          8
 Amortization of bond
  premiums..................        (2)       (78)         7       10         35
 Amortization of deferred
  compensation..............       --         --         234      --         783
 (Gain) loss on sale of
  assets....................       633    (10,374)        17      (18)      (107)
 Payment of deferred
  compensation..............       --         --        (279)     --         --
 Extraordinary loss on
  deferred finance charge...       --         --      11,668      --         --
 Tax benefit of stock
  options...................     4,224        234        301      219      4,791
 Purchase of trading
  securities................   (12,930)   (23,313)       --       --         --
 Sale of trading
  securities................    11,911     23,669        --       --         --
 Deferred income taxes......      (712)    (6,995)     6,445      573     (1,192)
Changes in assets and
 liabilities:
 Accounts receivable........       355      2,215     (5,541)    (269)   (10,811)
 Inventory..................       703      4,103     (1,982)     (93)      (901)
 Other assets, net..........      (235)       794       (740)  (1,299)      (405)
 Accounts payable, accrued
  expenses and other
  liabilities...............        81        678      3,344     (127)      (531)
 Accrued interest expense...       --         --      (2,078)   2,448        (11)
 Income taxes payable.......    (3,413)     5,540    (13,832)     360      7,731
                              --------  ---------  ---------  -------    -------
 Net cash provided by
  operating activities......    26,569     24,684     18,482   26,886     50,668
                              --------  ---------  ---------  -------    -------
Cash flows from investing
 activities:
 Capital expenditures.......    (8,139)    (7,694)    (4,358)  (3,505)    (2,734)
 Proceeds from sale of fixed
  assets....................        10        200        151       93        135
 Proceeds from sale of
  Datacom...................       --      16,000        --       --         --
 Proceeds from sale of
  building..................       --       3,801        --       --         --
 Proceeds from sales of
  marketable securities.....     1,358     18,450        --       --         --
 Proceeds from maturities of
  marketable securities.....    21,069     29,347        --       --      10,158
 Purchases of marketable
  securities................   (30,499)   (31,973)       --       --     (20,218)
 Deposits on purchase
  contracts.................    (2,000)   (12,000)       --       --         --
 Refunds on purchase
  contracts.................     4,711      4,544      5,444    5,143      9,877
                              --------  ---------  ---------  -------    -------
 Net cash provided by (used
  in) investing activities..   (13,490)    20,675      1,237    1,731     (2,782)
                              --------  ---------  ---------  -------    -------
Cash flows from financing
 activities:
 Net borrowings (repayments)
  under line of credit
  agreement.................       --         --      10,000      --     (10,000)
 Repayments of long-term
  debt......................      (186)      (114)  (170,065) (19,463)      (445)
 Proceeds from exercise of
  stock options.............     7,015      1,105         72       60        402
 Shares sold through
  employee stock purchase
  plan......................       --         --         --       --         511
 Retirement of common
  stock.....................       --         --        (235)    (245)       --
 Proceeds from long-term
  debt......................       --     170,030        --       --         --
 Proceeds from Initial
  Public Offering...........       --         --     147,098      --        (194)
 Recapitalization...........       --    (247,104)       --       --         --
 Investment into the
  Company...................       --         --      13,467   13,467        --
 Investment from the equity
  investors.................       --      30,655        --       --         --
 Deferred financing
  charges...................       --     (12,970)      (395)    (395)       --
 Dividends..................       --         --          (6)      (6)       --
 Purchase of treasury
  stock.....................   (12,993)    (3,016)       --       --         --
                              --------  ---------  ---------  -------    -------
 Net cash used in financing
  activities................    (6,164)   (61,414)       (64)  (6,582)    (9,726)
                              --------  ---------  ---------  -------    -------
Net increase (decrease) in
 cash.......................     6,915    (16,055)    19,655   22,035     38,160
Cash and cash equivalents:
 Beginning of year..........    18,425     25,340      9,285    9,285     28,940
                              --------  ---------  ---------  -------    -------
 End of year................  $ 25,340  $   9,285  $  28,940  $31,320    $67,100
                              ========  =========  =========  =======    =======
Supplemental disclosures of
 cash information:
 Cash payments during the
  period for:
 Interest...................  $     65  $     151  $  16,783  $ 9,927    $   197
                              ========  =========  =========  =======    =======
 Net income taxes paid
  (refunded)................  $ 11,840  $   6,408  $   1,104  $ 1,024    $  (270)
                              ========  =========  =========  =======    =======
Supplemental disclosures for
 non-cash information:
 Capital lease of
  equipment.................  $    --   $     --   $   1,304  $    53    $   --
                              ========  =========  =========  =======    =======

          See accompanying notes to consolidated financial statements.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

 a. Consolidation Policy

   The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

 b. Reporting Periods

   Our fiscal year is a 52/53 week operating cycle that ends on the Saturday nearest June 30. Fiscal year 1999 represents a 53-week operating cycle. Fiscal years 2000 and 1998 represent 52-week operating cycles.

 c. Cash Equivalents

   We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents at July 1, 2000 consist of cash, overnight retail repurchase agreements (collateralized by U.S. Treasury obligations), money market funds and commercial paper.

 d. Marketable Securities

   Marketable securities at July 1, 2000 consist of debt securities. Under Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Securities", we classify all of our debt securities as held to maturity, which are recorded at amortized cost. In prior years, our equity securities were classified as trading securities and unrealized holding gains and losses are included in earnings. Trading securities were carried at the present market value, with realized gains or losses recorded in interest income on the statement of operations.

 e. Inventory

   Inventory is stated at the lower of cost or market. Cost is determined by the first in, first out (FIFO) method.

 f. Property, Plant and Equipment

   Property and equipment are recorded at cost less accumulated depreciation. Depreciation on furniture and equipment is computed using the straight-line depreciation method over periods ranging from three to ten years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful life of the improvement.

 g. Deferred Financing Costs

   Costs incurred in connection with the issuance of the senior credit facility and the senior subordinated notes (see Note 10) were being amortized over the average term of the related debt instruments, which approximated 8 years at July 3, 1999.

   In connection with the initial public offering in May 2000, we paid off all the outstanding senior subordinated notes and the senior credit facility. As a result, $11.7 million ($7.2 million net of taxes) of our deferred financing costs were written off.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

 h. Goodwill

   Goodwill is amortized on a straight-line basis over 7 years. Accumulated amortization was $0.5 million and $0.8 million as of July 3, 1999 and July 1, 2000, respectively. Goodwill is recorded at a balance of $1.2 million and $0.9 million as of July 3, 1999 and July 1, 2000, respectively, in other assets on the consolidated balance sheet.

 i. Carrying Value of Long-Term Assets

   In accordance with SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of," we periodically evaluate the carrying value of long-term assets when events and circumstances warrant such review. The carrying value of a long lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by reference to quoted market prices, if available, or the utilization of certain valuation techniques such as using the anticipated cash flows discounted at a rate commensurate with the risk involved.

 j. Revenue Recognition

   Revenues from product sales are recognized as revenue upon shipment to the customer. We offer a right of return to certain customers. Allowances are established to provide for estimated returns at the time of sale. We recognize sales to these customers, in accordance with the criteria of SFAS No. 48 "Revenue Recognition When Right of Return Exists", at the time of the sale based on the following: the selling price is fixed at the date of sale, the buyer is obligated to pay for the products, title of the products transfers at our loading dock, the buyer has economic substance apart from us, we do not have further obligations to assist the buyer in the resale of the product and the returns can be reasonably estimated at the time of sale.

 k. Concentration of Credit Risk

   We sell our products primarily to original equipment manufacturers (OEMs) and distributors in North America, Europe and the Pacific Rim. We perform ongoing credit evaluations of our customers and maintain reserves for potential credit losses. Concentrations of credit risk with respect to trade accounts receivable from specific customers are limited due to the large number of customers and their dispersion across many geographic areas; however, there is a substantial concentration in the personal computer industry. Refer to Note 18 for geographic information.

 l. Income Taxes

   Income taxes are computed in accordance with SFAS No. 109 "Accounting for Income Taxes". We file a consolidated federal tax return with our 80% or more owned subsidiaries.

 m. Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expense, and the disclosure of contingent assets and liabilities at the date of the financial statements. In addition, they affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

 n. Accounting for Stock-based Compensation

   We have adopted the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and continue to apply Accounting Principle Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and related interpretations in accounting for its stock options to employees and directors. Refer to Note 15 for pro forma disclosures.

 o. Reclassification of Accounts

   Certain prior year balances have been reclassified to conform to the current year classifications. All per share data has been adjusted to reflect the 1.6942-to-1 common stock split that occurred as of May 22, 2000 the pricing date of the initial public offering.

 p. Other Comprehensive Income

   Our reported net income for all periods presented is the same as our comprehensive income since there were no items of other comprehensive income or loss for any of the periods covered by these financial statements.

 q. New Pronouncements

   In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities," which deferred the effective date of adoption of SFAS No. 133 to fiscal years beginning after June 15, 2000. We will adopt the requirements of this statement in fiscal year 2001. We do not believe that the adoption of this statement will have a material impact on our future operating results.

   In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The subsequent issuance of SAB 101A and SAB 101B has deferred the timing of the adoption of the requirements of SAB 101 until the fourth quarter of fiscal year 2001. We believe that the adoption of SAB 101 will not have a material effect on our business, financial position or results of operations.

2. Initial Public Offering and Recapitalization

   On May 22, 2000, we completed our initial public offering of 12.5 million shares of our common stock. We used $146.1 million, the net proceeds of the initial public offering, to repay our bank debt and repurchase our senior subordinated notes. In connection with the repayment of the bank debt and senior subordinated notes, we recorded extraordinary losses on the early extinguishments of debt resulting from the write-off of debt issuance costs and the incurrence of prepayment penalties associated with the repurchase of our senior subordinated notes of $11.7 million and $15.4 million ($7.2 million and $9.5 million, net of tax), respectively.

   On May 11, 1999, we merged with ICS Merger Corp., a transitory merger company formed and wholly owned by the affiliates of Bain Capital Inc. and Bear, Stearns & Co. Inc. (the "Equity Investors"). We refer to this event as the recapitalization. We issued $100.0 million in aggregate principal amount of senior subordinated notes in connection with the recapitalization and entered into a $95.0 million senior credit facility.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

3. Dispositions

   In the third quarter of fiscal year 1999, we sold intellectual property and engineering hardware and software related to our data communications product line to 3Com Corporation for approximately $16.0 million in cash, resulting in a gain of approximately $10.7 million. Under the agreement, we retained certain licensing and technical support rights, and continue to sell and support our existing and prospective Fast Ethernet transceiver product family to current and new customers.

4. Purchase Commitments

   During fiscal year 1998, under an existing wafer supply contract with Chartered Semiconductor PTE ("Chartered"), we advanced the final $2.0 million installment of our deposit with Chartered under which Chartered agreed to supply quarterly an agreed minimum quantity of wafers from April 1996 through June 2002 at specified prices. This non-interest bearing deposit was recorded as a long-term asset under the caption "Deposits on purchase contract" and was progressively repaid from January 1, 1998, as wafers were purchased. The remainder of this deposit was refunded during fiscal 2000. On October 7, 1998, we assumed a third party's wafer purchase contract with Chartered. The agreement required us to advance $12.0 million as part of a mutual commitment for Chartered to supply and for us to purchase an agreed upon minimum quarterly quantity of wafers over a 27-month period from October 1, 1998 to December 31, 2000. The agreement required Chartered to refund the deposit to us in progressive quarterly installments based upon the volume of purchases made by us. On October 21, 1998, we funded the $12.0 million required by this agreement. As of July 1, 2000 and July 3, 1999, amounts on deposit with Chartered were $9.9 million and $15.3 million, respectively. As a result of the December 31, 2000 expiration date, the remaining balance of $9.9 million refunded paid during the first six months of fiscal year 2001. We had previously entered into a similar agreement with American Microsystems, Inc., ("AMI") which placed a $5.5 million deposit, and has been progressively repaid as wafer purchases were made. We received $2.6 million from AMI in fiscal year 1998 extinguishing the balance of any outstanding deposit at AMI.

   The following table summarizes activity relating to the purchase commitment from Chartered (in thousands):

      Balance 6/27/98.................................................. $ 7,864
        Deposits made..................................................  12,000
        Payments received..............................................  (4,543)
                                                                        -------
      Balance 7/3/99...................................................  15,321
        Payments received..............................................  (5,444)
                                                                        -------
      Balance 7/1/00...................................................   9,877
      Payments received................................................  (9,877)
                                                                        -------
      Balance 3/31/01.................................................. $   --
                                                                        =======

5. Other Agreements

   In fiscal year 1998, we entered into a non-transferable and non-exclusive license with Philips Electronics to use their technical information for data transmission systems. In consideration of the licenses and rights granted we have expensed and paid approximately $1.0 million in royalty fees during fiscal year 2000 and $0.5 million in fiscal year 1999 and expect to continue to make ongoing payments. The expense is included in our research and development expense on the Statements of Operations.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   In fiscal year 1999, we entered into a non-exclusive and irrevocable license with PhaseLink Laboratories for use of their technical data. In July 1999, we paid a one-time fee of $200,000, which will be amortized over the useful life of the technology estimated to be 5 years. This expense is included in our research and development expense on the consolidated Statements of Operations.

6. Marketable Securities

   We invest in debt securities, which are classified as held to maturity. The estimated fair value of each investment approximates the cost, and therefore, there were no unrealized gains or losses as of June 27, 1998, July 3, 1999 and July 1, 2000. Proceeds from the sale or maturity of the investments were $34.3 million and $71.5 million in fiscal year 1998 and fiscal year 1999, respectively. All investments are due within 90 days and therefore, are classified as current assets at July 3, 1999. In fiscal 2000, we did not invest in equity securities.

7. Accounts Receivable

   The components of accounts receivable are as follows:

                                                               July 3,  July 1,
                                                                1999     2000
                                                               -------  -------
                                                               (In thousands)
   Accounts receivable........................................ $20,270  $25,352
   Less: allowance for returns and doubtful accounts..........  (2,150)  (1,692)
                                                               -------  -------
                                                               $18,120  $23,660
                                                               =======  =======

8. Inventory

   The components of inventories are as follows:

                                                   July 3,  July 1,   March 31,
                                                    1999     2000       2001
                                                   -------  -------  -----------
                                                                     (unaudited)
                                                         (In thousands)
   Work-in-process................................ $ 8,211  $ 4,934    $ 8,274
   Finished parts.................................   5,665    9,306      7,112
   Less: obsolescence reserve.....................  (5,140)  (3,522)    (3,767)
                                                   -------  -------    -------
   Inventory, net................................. $ 8,736  $10,718    $11,619
                                                   =======  =======    =======

9. Property and Equipment

   Property and equipment consists of the following:

                                                             July 3,   July 1,
                                                               1999      2000
                                                             --------  --------
                                                              (In thousands)
   Machinery and equipment.................................. $ 17,377  $ 20,120
   Furniture and fixtures...................................    2,036     2,321
   Leasehold improvements...................................    3,735     4,274
   Capital Leases...........................................      --      1,304
                                                             --------  --------
                                                               23,148    28,019
   Less: accumulated depreciation and amortization..........  (11,021)  (14,961)
                                                             --------  --------
   Property and equipment, net.............................. $ 12,127  $ 13,058
                                                             ========  ========

   Depreciation and amortization expense related to property and equipment was $4.3 million, $4.7 million and $4.5 million in 1998, 1999 and 2000, respectively.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

10. Debt

   On May 10, 1999, our shareholders voted to approve the management-led buyout, which was completed on May 11, 1999. In connection with the buyout, we obtained financing consisting of: $100.0 million of senior subordinated notes (the "Notes"), term A loans for $30.0 million and the term B loans for $40.0 million and $3.9 million from a revolving credit facility. The term loans and revolving credit facility combined made up the Senior Credit Facility.

   On May 22, 2000, we completed our initial public offering of 12.5 million shares of our common stock. We used the net proceeds of the initial public offering to repay our bank debt, close our tender offer for subordinated notes, pay the fees and expenses associated with the offering and the tender offer.

   In June 2000, we secured a $30 million revolving credit facility with a commercial bank. The facility expires in June 2002, with an option, at the bank's sole discretion, to extend the facility for additional period and is subject to certain covenants, including the maintenance of certain financial ratios. At July 1, 2000, we were in compliance with the revolving credit facility covenants. As of July 1, 2000, we had $10.0 million outstanding under this agreement. Advances under the revolving credit facility bear interest at LIBOR plus margin (7.65% at July 1, 2000).

   Senior debt consisted of the following (in thousands):

                                                              July 3,  July 1,
                                                                1999    2000
                                                              -------- -------
   Revolving credit facility at LIBOR plus 1 (7.65% at July
    1, 2000)................................................. $    --  $10,000
   Term A loans payable in varying installments through 2004
    at LIBOR plus 3 (8.295% at July 3, 1999).................   27,500     --
   Term A loans payable in varying installments through 2004
    at LIBOR plus 3 (8.1% at July 3, 1999)...................    2,500     --
   Term B loans payable in varying installments through 2006
    at LIBOR plus 3.5 (8.795% at July 3, 1999)...............   37,500     --
   Term B loans payable in varying installments through 2006
    at LIBOR plus 3.5 (8.6% at July 3, 1999).................    2,500     --
   11.5% exchangeable subordinated debentures due 2009.......  100,000     --
   Lease obligations and other...............................       30   1,270
                                                              -------- -------
                                                              $170,030 $11,270
     Less current portion....................................    1,030  10,435
                                                              -------- -------
   Long-term debt, less current portion...................... $169,000 $   835
                                                              ======== =======

   Aggregate annual maturities of long-term debt as of July 1, 2000 (in thousands):

      2000.............................................................. $10,435
      2001..............................................................     418
      2002..............................................................     417
      2003..............................................................     --
      2004..............................................................     --
      2005 and beyond...................................................     --
                                                                         -------
                                                                         $11,270
                                                                         =======

                       INTEGRATED CIRCUIT SYSTEMS, INC.

11. Lease Obligations

   We lease certain of our facilities under operating lease agreements, some of which have renewal options.

   On April 13, 1999, we sold the land and building at our Norristown location to BET Investments III, L.P., a Pennsylvania limited partnership. The purchase price for the property was $3.9 million and included the buyer's assumption of our PIDA loan. BET Investments III, L.P. assigned its right to purchase the building to BET Investments IV, L.P., a Pennsylvania limited Partnership, on January 29, 1999. We signed a lease with BET Investments IV L.P., to lease back the Norristown property for a term of eight years, which went into effect upon closing of the sale of the property. We leased back the entire building with monthly rent beginning at approximately $51,000 for the first year and progressively increasing each year to approximately $63,000 in the eighth year. We also have a renewal option of three more years subsequent to the initial eight-year term. We recorded a $0.9 million deferred gain from this transaction. We will recognize the gain over the original term of the lease. In fiscal year 2000, we received $0.5 million in sublease income from this property, and $0.4 in fiscal 1999.

   Rental expense under operating lease agreements was $0.6 million, $1.5 million and $2.5 million in fiscal 1998, 1999 and 2000, respectively.

   Future minimum lease commitments under our operating leases are as follows as of July 1, 2000 (in thousands):

      2001.............................................................. $ 2,362
      2002..............................................................   2,289
      2003..............................................................   2,304
      2004..............................................................   2,213
      2005 and after....................................................   8,716
                                                                         -------
                                                                         $17,884
                                                                         =======

   Sublease income under operating lease agreements was $0.2 million, $0.7 million and $1.1 million in 1998, 1999 and 2000. Future amounts due under the subleases are as follows as of July 1, 2000 (in thousands):

      2001............................................................... $  782
      2002...............................................................    500
      2003...............................................................    342
      2004...............................................................    200
      2005 and after.....................................................     84
                                                                          ------
                                                                          $1,908
                                                                          ======

12. Fair Value of Financial Instruments

   Estimated fair value of financial instruments is provided in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". We have determined estimated fair value amounts using available market information and appropriate methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

  Cash and cash equivalents, accounts receivable and accounts payable--The carrying amounts of these items approximate their fair values at July 1, 2000 due to the short-term maturities of these instruments.

  Marketable securities--The estimated fair value of each held to maturity investment approximates the amortized cost, and as such, no unrealized gain or loss has been recorded.

  Long-term debt--Interest rates that are currently available to us for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues for which quoted market prices are not available. The carrying value of this item is not materially different from its fair value on July 1, 2000.

13. Income Taxes

   The provision for income taxes consists of the following:

                                                           Year Ended
                                                     -------------------------
                                                      June
                                                       27,    July 3,  July 1,
                                                      1998     1999     2000
                                                     -------  -------  -------
                                                         (In thousands)
   Current tax (benefit) expense:
     Federal........................................ $11,685  $10,549  $(2,257)
     State..........................................   1,837    1,571      (86)
     Foreign........................................      35      195      142
                                                     -------  -------  -------
     Total current.................................. $13,557  $12,315  $(2,201)
                                                     -------  -------  -------
   Deferred tax expense (benefit):
     Federal........................................ $  (627) $(6,907) $ 6,405
     State..........................................     (85)     (88)      40
                                                     -------  -------  -------
     Total deferred.................................    (712)  (6,995)   6,445
                                                     -------  -------  -------
     Total income tax expense....................... $12,845  $ 5,320  $ 4,244
                                                     =======  =======  =======

   The tax benefit allocated to the fiscal 2000 extraordinary charge was $10.3 million.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows:

                                                              Year Ended
                                                        -----------------------
                                                                          July
                                                        June 27, July 3,   1,
                                                          1998    1999    2000
                                                        -------- ------- ------
                                                            (In thousands)
   Deferred tax assets:
     Accounts receivable allowances....................  $  664  $   759 $  584
     Inventory valuation...............................   1,208    1,843  1,135
     Disqualified disposition exercises of options.....     --     6,141    --
     Other compensation charges........................     --       --     188
     Net state operating loss carry forward............     195      195  1,503
     Capital loss carry forward........................   2,137    1,894  3,514
     Basis in equity investment........................     692      --     --
     Accrued expenses and other........................     318      529    290
                                                         ------  ------- ------
       Gross deferred tax assets.......................   5,214   11,361  7,214
       Less: valuation allowance.......................   3,145    2,717  5,071
                                                         ------  ------- ------
     Deferred tax asset................................  $2,069  $ 8,644 $2,143
                                                         ======  ======= ======
   Deferred tax liabilities:
     Depreciation......................................  $1,018  $   501 $  325
     Other.............................................     193      288    409
                                                         ------  ------- ------
       Deferred tax liabilities........................   1,211      789    734
                                                         ------  ------- ------
   Net deferred tax asset..............................  $  858  $ 7,855 $1,409
                                                         ======  ======= ======

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible.

   Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, potential limitations with respect to the utilization of loss carry forwards, and tax planning strategies in making this assessment. Based upon the projections for future taxable income over the periods which deferred tax assets are deductible and the potential limitations of loss and credit carry forwards, management believes it is more likely than not that we will realize these deductible differences, net of existing valuation allowances (both federal and state) at July 1, 2000. We periodically reassess and re-evaluate the status of our recorded deferred tax assets.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   The actual tax expense differs from the "expected" tax expense computed by applying the statutory Federal corporate income tax rate of 35% in all fiscal years to income before income taxes as follows:

                                                         Year Ended
                                                   -------------------------
                                                    June
                                                     27,    July 3,  July 1,
                                                    1998     1999     2000
                                                   -------  -------  -------
                                                       (In thousands)
   Earnings before income taxes and extraordinary
    charge........................................ $34,220  $28,363  $35,614
                                                   -------  -------  -------
   Computed expected tax expense..................  11,977    9,927   12,465
   State taxes (net of federal income tax
    benefit)......................................   1,248      964       (9)
   Effect of lower foreign tax rates..............  (1,012)  (3,086)  (8,411)
   Capital contribution...........................     346      --       --
   Tax-exempt interest and dividends..............     (13)     --       --
   Utilization of capital loss carryforwards......     --    (3,233)     --
   Intangible amortization........................      82      185       82
   Other..........................................     217      563      117
                                                   -------  -------  -------
                                                   $12,845  $ 5,320  $ 4,244
                                                   =======  =======  =======

   As of July 1, 2000, we have state operating loss carry forwards of approximately $23.2 million expiring through 2008. We also have a capital loss carry forward of approximately $9.0 million expiring in 2003. We do not currently calculate deferred taxes on our investment in our Singapore operations, as all undistributed earnings are permanently reinvested back into the Singapore facility. If we were to record deferred taxes on our investment, the amount would be a $12.8 million liability as of July 1, 2000.

14. Employee Benefit Plans

   We have a bonus plan which covers permanent full-time employees with at least six months of service. Bonuses under this plan are based on achieving specified revenue and profit objectives and on individuals meeting specified performance objectives. Amounts charged to expense for the plan were $3.6 million, $3.9 million and $4.0 million in fiscal years 1998, 1999 and 2000, respectively.

   We have a 401(k) employee savings plan, which provides for contributions to be held in trust by corporate fiduciaries. Beginning in fiscal 2000, employees are permitted to contribute up to 18 percent of their annual compensation. In prior years, the amount was 12% of their annual compensation. Under the plan, we make matching contributions equal to 150% of the first 1% contributed, 125% of the second 1% contributed, 100% of the third 1% contributed, 75% of the fourth 1% contributed and 50% of the next 2% contributed up to a maximum of 6% of annual compensation, subject to IRS limits. The matching amounts contributed and charged to expense were $0.5 million in fiscal year 1998, $0.5 million in fiscal year 1999, and $0.6 million in fiscal year 2000.

   The 2000 Employee Stock Purchase Plan, or the "Stock Purchase Plan," was adopted by our board of directors and our shareholders prior to the completion of the initial public offering. The Stock Purchase Plan enables the employees a convenient means of purchasing shares of common stock through payroll deductions or lump sum cash payments. The Stock Purchase Plan provides an incentive to participate by permitting purchases at a discounted price of 85% of fair market value. We believe that ownership of stock by employees will foster greater employee interest in the success, growth and development of our Company. This plan was implemented in the first quarter of fiscal 2001.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

15. Stock Option Plans

 Pre-Recapitalization

   We have various stock option plans (the "Plans") under which key employees and non-employee directors and consultants were granted incentive stock options and non-qualified options.

   Our 1997 Equity Compensation Plan was approved, ratified and adopted by shareholders at the Shareholders' Meeting on October 23, 1997.

   Stock option transactions pre-recapitalization during fiscal years 1999 and 1998 are summarized as follows:

                                   Options Available                Weighted
                                    For Grant Under    Options      Average
   Plans                               The Plans     Outstanding Exercise Price
   -----                           ----------------- ----------- --------------
                                          (In thousands)
   Balance June 28, 1997..........          66          3,356        $ 6.84
     Shares reserved..............       3,388            --            --
     Granted......................        (715)           715         13.92
     Exercised....................         --          (1,086)         6.33
     Terminated...................         683           (681)         8.39
                                        ------         ------        ------
   Balance June 27, 1998..........       3,422          2,304        $ 8.74
     Additional shares reserved...         --             --            --
     Granted......................      (1,166)         1,166          7.91
     Exercised....................         --          (2,912)         7.56
     Cancelled....................      (2,814)           --           9.96
     Terminated...................         558           (558)        13.17
                                        ------         ------        ------
   Balance July 3, 1999...........         --             --         $  --
                                        ======         ======        ======

   During fiscal years 1998 and 1997, 1.02 million stock options were granted to employees outside the plans described above at weighted exercise price of $10.13, the fair market value at grant date, for terms of five years. Such options are non-qualified and are not included in the above.

 Post-Recapitalization

   All stock option plans were replaced on May 11, 1999 by the 1999 Stock Option Plan (the "1999 Plan"), which was approved, ratified and adopted at this time. Options granted under the 1999 Plan vest over four years.

   Our 2000 Long-Term Equity Incentive Plan (the "2000 Plan") was approved, ratified and adopted in May 2000. Options granted under the 2000 Plan vest over four years. As of July 1, 2000, no options have been granted under the 2000 Plan.

   Effective upon the pricing of the initial public offering, all shares of Class L common stock converted to shares of common stock at a conversion ratio of 1.78-to-1.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   Stock option transactions post-recapitalization during fiscal years 1999 and 2000 are summarized as follows:

                               Options Available
                                For Grant Under    Options    Weighted Average
   1999 Plans                      The Plans      Outstanding  Exercise Price
   ----------                  ----------------- ------------ ----------------
                                       (In thousands)
   Common A Share:
   Balance June 27, 1998......          --             --          $ --
     Shares reserved..........       11,070            --            --
     Granted..................      (10,328)        10,328          0.54
     Exercised................          --             --            --
     Terminated...............           47            (47)         0.67
                                    -------         ------         -----
   Balance July 3, 1999.......          789         10,281         $0.54
     Granted..................         (864)           864          1.14
     Conversion from L
      shares..................          --             408          1.17
     Exercised................          --          (2,116)         0.03
     Terminated...............          618           (618)         1.06
     Conversion to common
      shares..................         (543)        (8,819)         0.74
                                    -------         ------         -----
   Balance July 1, 2000.......          --             --          $ --
                                    =======         ======         =====

                                  Options Available
                                   For Grant Under    Options   Weighted Average
   1999 Plans                         The Plans     Outstanding  Exercise Price
   ----------                     ----------------- ----------- ----------------
                                         (In thousands)
   Common L Share:
   Balance June 27, 1998.........        --             --           $ --
     Shares reserved.............        232            --             --
     Granted.....................       (232)           232           2.12
     Exercised...................        --             --             --
     Terminated..................        --             --             --
                                        ----           ----          -----
   Balance July 3, 1999..........        --             232          $2.12
     Shares reserved.............        --             --             --
     Granted.....................        --             --             --
     Exercised...................        --              (3)           --
     Terminated..................        --             --             --
     Conversion to A share.......        --            (229)          2.12
                                        ----           ----          -----
   Balance July 1, 2000..........        --             --           $ --
                                        ====           ====          =====

                                 Options Available
                                  For Grant Under    Options   Weighted Average
   1999 & 2000 Plans                 The Plans     Outstanding  Exercise Price
   -----------------             ----------------- ----------- ----------------
                                        (In thousands)
   Common Share:
   Balance July 3, 1999.........         --             --          $ --
     Shares reserved............       6,400            --            --
     Granted....................         --             --            --
     Exercised..................         --             --            --
     Terminated.................         --             --            --
     Conversion of A shares.....         543          8,819          0.74
                                       -----          -----         -----
   Balance July 1, 2000.........       6,943          8,819         $0.74
                                       =====          =====         =====

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   As of July 1, 2000, options for 2.3 million shares were exercisable at weighted average exercise prices ranging from $0.1299 to $1.7530 at an aggregate exercise price of $1.7 million. Income tax benefits attributable to non-qualified stock options exercised, and disqualifying dispositions of incentive stock options, are credited to equity when realized.

                                 Options Outstanding                  Options Exercisable
                    --------------------------------------------- ----------------------------
                    Outstanding Weighted Average                  Exercisable
      Range of         as of       Remaining     Weighted Average    as of    Weighted Average
   Exercise Price    7/1/2000   Contractual Life  Exercise Price   7/1/2000    Exercise Price
   --------------   ----------- ---------------- ---------------- ----------- ----------------
   $0.00 - $0.21       5,139          8.9             $0.13          1,263         $0.13
   $0.21 - $1.70         876          9.8             $1.06            408         $1.17
   $1.70 - $1.91       2,804          8.9             $1.75            632         $1.75
                       -----          ---             -----          -----         -----
                       8,819          9.0             $0.74          2,303         $0.76
                       =====          ===             =====          =====         =====

   We apply APB No. 25 and related interpretations in accounting for stock option plans. If we had recognized compensation cost consistent with SFAS No. 123, our consolidated net earnings and earnings per share would have been as follows:

                                            1998         1999         2000
                                        ------------ ------------ ------------
                                        (In thousands, except per share data)
   Net income.............. As reported $     21,375 $     23,043 $     14,732
                            Pro forma         16,868       19,449       13,448
   Income per diluted
    share.................. As reported         0.96         0.86         0.30
                            Pro forma           0.76         0.72         0.27

   The per share weighed-average fair value of stock options issued is as follows:

                                                              1998  1999   2000
                                                              ----- ----- ------
   Option Price = FMV........................................ $8.72 $1.82 $ 0.61
   Option Price > FMV........................................ $ --  $0.24 $ 0.57
   Option Price < FMV........................................ $ --  $0.12 $12.59

   During fiscal 2000, approximately 0.3 million shares were issued below fair market value. We are currently amortizing the deferred compensation charge over the four-year vesting period of these options. Amortization for fiscal 2000 was $0.2 million. In connection with the recapitalization in fiscal 1999, we recorded a compensation charge of $15.1 million relating to the change in the acceleration of the vesting, cash-out and conversion of employee stock options under our previous option plans.

   The following assumptions were used to determine the fair value of stock options granted using the Black-Scholes option-pricing model:

                                                 1998          1999       2000
                                             ------------- ------------- -------
   Dividend yield...........................            0%            0%      0%
   Expected volatility......................        60-81% Minimal value    122%
   Average expected option life.............       4 years       5 years 5 years
   Risk-free interest rate.................. 5.34% to 6.4%          6.0%    7.6%

   Pro forma net income reflects only options granted in fiscal years 2000, 1999 and 1998. Therefore, the full impact of calculating compensation cost for stock options under SFAS No.123 is not reflected in the pro forma net income amounts presented above because compensation cost is reflected over an option's vesting period. Compensation cost for options granted prior to July 1, 1995 is not considered.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

16. Earnings Per Share

   The calculations of earnings per share follows:

                                                                 Nine Months
                                      Fiscal Years Ended           Ending
                                   -------------------------  -----------------
                                    June                       April
                                     27,   July 3,  July 1,     1,    March 31,
                                    1998    1999      2000     2000     2001
                                   ------- -------  --------  ------- ---------
                                                                 (unaudited)
                                    (In thousands, except per share amounts)
   Numerator:
     Income before extraordinary
      items......................  $21,375 $23,043  $ 31,370  $20,326  $47,428
     Less: Income attributable to
      Class L Stock..............      --     (530)      --       --       --
     (Loss) gain from
      extraordinary items........      --      --    (16,638)     170      --
                                   ------- -------  --------  -------  -------
     Net income..................  $21,375 $22,513  $ 14,732  $20,496  $47,428

   Denominator:
     Common Shares...............   20,912  20,690    39,843   36,608   64,573
     Class A Stock...............      --    3,758       --       --       --
     Class B Stock...............      --    1,364       --       --       --
                                   ------- -------  --------  -------  -------
     Weighted average shares used
      for basic income per
      share......................   20,912  25,812    39,843   36,608   64,573
     Common stock options........    1,352     465    10,028   11,757    4,934
                                   ------- -------  --------  -------  -------
     Weighted average shares
      outstanding used for
      diluted income per share...   22,264  26,277    49,871   48,365   69,507

17. Stockholders' Equity

   Prior to the initial public offering, we had three classes of common stock, designated as Class A common stock, Class B common stock and Class L common stock. The Class A common stock entitled the holder to one vote per share on all matters to be voted upon by shareholders. The Class B common stock and Class I common stock were non-voting. The Class L common stock was identical to the Class A common stock and Class B common stock except that the Class L common stock was entitled to preference over the Class A common stock and the Class B common stock with respect to any distribution to holders of our capital common stock, equal to the original cost of such share ($18.00) plus an amount which accrued at a rate of 9% per annum, compounded quarterly.

   As a result of our initial public offering in May 2000, our articles of incorporation were amended to provide that:

  . Each share of the Series A preferred stock was converted into shares of Class A common stock and Class L common stock.

  . Each share of outstanding Class A common stock and Class B common stock was reclassified into a single class of common stock on a share-for-share basis, and

  . Each share of outstanding Class L common stock was reclassified into one share of common stock plus an additional number of shares of common stock determined by dividing the preference amount by the value of a share of common stock based on the initial public offering price.

   Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting in the election of directors. Except as otherwise required by law or the restated articles of incorporation, the holders of common stock vote together as a single class on all matters submitted to a vote of shareholders.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

18. Business Segment and Geographic Information

   We have adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", which became effective for fiscal year 1999. We adopted the requirements of this statement in fiscal year 1999.

   Revenue and long-lived assets by our geographic locations are as follows:

                                                     Revenue by Geographic
                                                            Location
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
                                                         (In thousands)
   North America.................................. $ 71,473  $ 46,702  $ 52,990
   Asia-Pacific...................................   37,619    35,228    47,250
   Europe.........................................    9,311     5,636     6,250
   Taiwan.........................................   42,231    51,497    59,031
                                                   --------  --------  --------
                                                   $160,634  $139,063  $165,521
                                                   ========  ========  ========

                                                       Long-Lived Assets
                                                   ----------------------------
                                                     1998      1999      2000
                                                   --------  --------  --------
                                                         (In thousands)
   United States.................................. $ 15,742  $  9,099  $ 10,410
   Singapore......................................    2,846     3,944     3,508
   Elimination of Intercompany....................     (704)     (916)     (860)
                                                   --------  --------  --------
                                                   $ 17,884  $ 12,127  $ 13,058
                                                   ========  ========  ========

   We have two reportable segments, core products and non-core products. Our core business consists of silicon timing devices and our non-core business consists of transceivers and mixed signal integrated circuits.

   The accounting policies are those described in the summary of significant accounting policies (see Note 1). We evaluate the performance of these two segments based on their contribution to operating income, excluding non-recurring gains or losses.

   Our reportable segments are strategic product lines that differ in nature and have different end uses; as such, these product lines are managed by and reported to the chief operating decision maker separately.

   The core segment is standard application specific products that are sold into a variety of applications. The average selling price tends to be stable, the gross margins are higher than commodity products, and the volumes are higher than the non-core segment. Two types of products characterize the non-core segment: Data communications, which are transceivers used in network applications, and custom parts for different applications using varied technologies. Each component in the custom product line is developed specifically for one customer for their specific application.

                        INTEGRATED CIRCUIT SYSTEMS, INC.

   Revenue, operating profit, depreciation and amortization and capital expenditures by business segment were as follows:

                                 Business Segment Net
                                       Revenue              Nine Months Ended
                              ----------------------------  ------------------
                                                            April 1,   March
                                1998      1999      2000      2000    31, 2001
                              --------  --------  --------  --------  --------
                                                               (Unaudited)
                                             (In thousands)
   Core.....................  $ 90,622  $107,710  $148,842  $106,801  $146,305
   Non-core.................    70,012    31,353    16,679    13,710     6,850
                              --------  --------  --------  --------  --------
   Total revenue............  $160,634  $139,063  $165,521  $120,511  $153,155
                              ========  ========  ========  ========  ========

                               Business Segment Profit
                                        (Loss)              Nine Months Ended
                              ----------------------------  ------------------
                                                            April 1,   March
                                1998      1999      2000      2000    31, 2001
                              --------  --------  --------  --------  --------
                                                               (Unaudited)
                                             (In thousands)
   Operating profit:
   Core.....................  $ 11,733  $ 22,783  $ 45,489  $ 31,113  $ 53,251
   Non-core.................    20,567    10,674     6,363     5,239     3,056
   Management fee...........       --        --       (906)     (750)      --
   Special charge...........       --    (15,051)      --        --        --
                              --------  --------  --------  --------  --------
     Total operating
      profit................  $ 32,300  $ 18,406  $ 50,946  $ 35,602  $ 56,307
   Reconciliation to
    statements of
    operations:
   Gain on sale of Datacom..       --     10,734       --        --        --
   Interest and other
    income..................     1,984     2,178     1,200       792     2,606
   Interest expense.........       (64)   (2,955)  (16,532)  (13,855)     (197)
                              --------  --------  --------  --------  --------
   Net income before income
    taxes and extraordinary
    items...................  $ 34,220  $ 28,363  $ 35,614  $ 22,539  $ 58,716
                              ========  ========  ========  ========  ========

   We do not allocate items below operating income to specific segments. The core and non-core operating profit is calculated as revenue less cost of sales, research and development and selling, general and administrative expenses for that segment. In addition, we do not allocate many of our assets to specific segments, with the exception of certain property and equipment, and accordingly have not presented a breakdown of assets by segments.

                                                         Business Segment
                                                    Depreciation/Amortization
                                                    --------------------------
                                                      1998     1999     2000
                                                    -------- -------- --------
                                                          (In thousands)
   Core............................................ $  1,494 $  1,595 $  2,006
   Non-core........................................      529      326      110
   Corporate and other.............................    2,556    3,044    2,576
                                                    -------- -------- --------
   Total consolidated depreciation and
    amortization................................... $  4,579 $  4,965 $  4,692
                                                    ======== ======== ========

                                                     Business Segment Capital
                                                           Expenditures
                                                    --------------------------
                                                      1998     1999     2000
                                                    -------- -------- --------
                                                          (In thousands)
   Core............................................ $  1,509 $  1,029 $  2,421
   Non-core........................................      760      279       30
   Corporate and other.............................    5,870    6,386    1,907
                                                    -------- -------- --------
   Total consolidated capital expenditures......... $  8,139 $  7,694 $  4,358
                                                    ======== ======== ========

                        INTEGRATED CIRCUIT SYSTEMS, INC.

19. Related Party Transactions

   In the recapitalization, affiliates of Bain Capital, affiliates of Bear Stearns and certain members of management made an aggregate equity investment in our company of approximately $50 million as part of an agreement to redeem and purchase all of our outstanding shares of common stock and vested options for consideration (including fees and expenses) totaling $294.4 million.

   In connection with the recapitalization, we, each of Bain Capital and Bear Stearns and all of our other equity holders entered into agreements that, among other things, provide for tag-along rights, drag-along rights, registration rights, restrictions on the transfer of shares and certain preemptive rights. The shareholders agreement provides that in certain circumstances, various specified actions, including among others, major corporate transactions such as acquisitions, divestitures, financings, recapitalizations and mergers, as well as other actions such as hiring and firing senior managers, setting management compensation and establishing capital and operating budgets and business plans, require the approval of a majority of the shares of common stock held by Bain Capital. Pursuant to a voting agreement, our board of directors is comprised of three representatives designated by Bain Capital, one representative designated by Bear Stearns, our chief executive officer for so long as he is employed by us as our chief executive officer and Mr. Boreen for so long as he owns at least 50% of the common stock he owned at the closing of the recapitalization.

   The audit committee is made up of Board of Director members Henry Boreen, John Howard and Dr. Nam P. Suh.

   In connection with the recapitalization, we entered into an advisory agreement with each of Bain Capital and Bear Stearns pursuant to which they agreed to provide financial advisory and consulting services. In exchange for such services, Bain Capital and Bear Stearns were entitled to an aggregate annual shareholder advisory fee of $1.0 million and their out-of-pocket expenses. During fiscal year 1999, we paid Bain Capital and Bear Stearns and its affiliates fees of $3.4 million and $4.9 million, respectively. Each advisory agreement was terminated by mutual consent of the parties in connection with the initial public offering, and we used some of the proceeds of the offering to pay Bain Capital and Bear Stearns a fee of $2.0 million and $0.7 million, respectively. Each advisory agreement included customary indemnification provisions in favor of each of Bain Capital and Bear Stearns. During fiscal 2000, not including the fees paid in connection with the initial public offering, we paid Bain Capital and Bear Stearns $0.7 million and $0.2 million, respectively.

   On May 11, 1999, certain members of the management team entered into stock purchase agreements. In exchange for the purchase of Class A common shares and Class L common shares, each executive delivered to us a promissory note. The notes accrue interest at 8% per annum and mature on May 11, 2006. Any executive may prepay his or her notes at any time, in full or in increments of $1,000. If an executive receives a bonus from us, the executive shall have the obligation to prepay his or her notes in an amount equal to 50% of the amount of such bonus, net of the amount of any customary withholding taxes and such amount paid to us. The total amount outstanding as of July 1, 2000 was $0.3 million, of which $0.2 million was owed by our President and Chief Executive Officer, Mr. Hock Tan.

   On May 11, 1999, we entered into a consulting agreement with Henry Boreen, a board member, for consulting services. The agreement required us to pay Mr. Boreen $350,000 per year in monthly installments. The consulting agreement was terminated by mutual consent of the parties in connection with the initial public offering, and some of the proceeds of the initial public offering were used to pay Mr. Boreen a fee of $350,000.

   Sankaty High Yield Asset Partners, L.P., and Brant Point CBO 1999-1 Ltd., affiliates of Bain Capital, received a portion of the net proceeds of the initial public offering from the redemption and repurchase of the

                        INTEGRATED CIRCUIT SYSTEMS, INC.

senior subordinated notes. Great Point CLO 1999-1 Ltd., also an affiliate of Bain Capital, received a portion of the net proceeds of the initial public offering from the repayment of some of our indebtedness under our senior credit facility.

   Investment funds associated with Bain Capital are also shareholders of ChipPAC, Inc., one of our production vendors. Our orders to ChipPAC totaled approximately $3.5 million in fiscal 2000 and were on market terms.

   Some partners of Skadden, Arps, Slate, Meagher and Flom LLP, counsel to the underwriters, are members in a limited liability company that is an investor in one of the Bain Capital funds.

   ICST Acquisition Corp., an affiliate of Bear, Stearns & Co. Inc., one of the underwriters and one of the selling shareholders in the secondary public offering of common stock under a registration statement filed with the Securities and Exchange Commission in May 2001 (the "secondary offering"), owns 6,595,265 shares of common stock acquired in the recapitalization as of July 1, 2000.

   On May 11, 1999, certain members of our senior management team entered into deferred compensation agreements with our company. The agreement expires on May 11, 2009, at which time we will pay the executives the entire deferred compensation amount regardless of their employment status at our Company. If a sale of our Company is consummated prior to expiration of the agreements, the executives will receive the full benefit amount at that date. Upon consummation of the May 22, 2000 initial public offering, the executives received 50% of the benefit on that date and the remaining 50% is payable on May 2001. The amount of the remaining deferred compensation as of July 1, 2000 was $0.3 million.

   On May 11, 1999, we entered into an employment agreement with Hock E. Tan, as CEO and President, with a base salary of $250,000 per year. In addition to his salary, Mr. Tan is eligible to earn an annual bonus of up to 120% of his base salary based upon our Company attaining certain performance targets established annually by the board of directors.

   We entered into an employment agreement with Henry Boreen on May 6, 1998 to serve as our interim CEO until September 11, 1998. Mr. Boreen's base compensation was $10,000 per month, plus a grant of 84,710 vested stock options at an exercise price at the fair market price at date of grant. On September 14, 1998, we made an amendment to this agreement to extend the term to December 31, 1998. The amendment also increased Mr. Boreen's base compensation to $12,000 per month plus a grant of 50,826 stock options at an exercise price at the fair value at the date of grant.

   On January 11, 1999, we entered into an employment agreement with Rudolf Gassner as our Chairman of the Board. The employment period was for one year commencing on January 1, 1999. Mr. Gassner's responsibilities included finding a suitable candidate to serve as our Chief Executive Officer and management of day-to-day operations. The agreement required us to pay Mr. Gassner a salary at a monthly rate of $12,000 during the employment term. Mr. Gassner was also entitled to participate in our incentive compensation plan. This agreement terminated May 11, 1999.

   On November 3, 1998, we granted Mr. Gassner an option to purchase 189,750 shares of our common stock at $8.19 per share, equal to fair market value on the grant date. The options vested and became exercisable on a cumulative basis at a rate of 13,554 shares per month commencing on November 30, 1998,

                        INTEGRATED CIRCUIT SYSTEMS, INC.

with vesting completed on December 31, 1999. On November 3, 1998, we granted Mr. Gassner an option to purchase an additional 169,420 shares of our common stock at $8.19, the fair market value on the grant date. These options vest and become exercisable on a cumulative basis at the rate of 33,884 shares per year commencing on the first anniversary of the grant date, with full vesting on November 3, 2003, and earlier vesting in full in the event the price of our common stock exceeds $11.80 for 10 consecutive trading days. This agreement terminated May 11, 1999.

   In the third quarter of fiscal 1998, we entered into a severance agreement with Stavro Prodromou, our former President and Chief Executive Officer. Dr. Prodromou received $135,000 in cash severance and health benefits at the time of his departure and was granted up to one-year to exercise 211,775 of his stock options. These options were exercised and his remaining options were canceled.

   On May 11, 1998, we entered into a consulting agreement with each non-employee director for management consulting services. The term of each consulting agreement ended on December 31, 1998, and to the extent service (not to exceed ten days per month) of any such director were to be retained, such director would receive cash compensation of $2,000 per day. There were no expenses incurred under these agreements in fiscal year 1999 or fiscal year 2000.

20. Litigation

   On January 27, 1999, Harbor Finance Partners and John P. McCarthy Money Purchase Plan filed a complaint on behalf of a purported class of the Company's shareholders in the Court of Common Pleas of Montgomery County, Pennsylvania against the Company and Mr. Henry I. Boreen in his capacity as its interim Chief Executive Officer, alleging that the consideration to be paid in the merger was inadequate and seeking to enjoin the merger, as well as unspecified compensatory damages. In March 1999, the plaintiffs amended their complaint to add Mr. Hock E. Tan as a defendant in his capacity as our Senior Vice President, Chief Financial Officer, Chief Operating Officer and Secretary. In September 1999, the plaintiffs dismissed their complaint without requiring any payment or other consideration from us or any of the other defendants.

   On July 31, 1998, Lemelson Medical, Education & Research Foundation, L.P. ("Lemelson") filed a patent infringement action in the U.S. District Court for the District of Arizona against over 20 companies, including our Company. This litigation involves 16 patents, all derived from an original 1954 filing. Lemelson claims that the patents cover a number of aspects of semiconductor chip manufacturing--in particular optical imaging using alignment marks on the semiconductor chips, on assembly of the chips into packages, as well as bar-coding for inventory control. The liability of the Company is alleged under the U.S. Process Patent Act, which makes a seller of goods liable for a process abroad that would infringe a U.S. patent if made here. A few of ICS' foundries are already licensed under the patents, thus reducing the potential liability of the Company. We along with several other defendants have settled with Lemelson. On December 28, 1999, the Company paid $190,000 to settle this lawsuit.

   On July 2, 1999, Motorola, Inc. filed an action against us and former Motorola employees, currently employed by us, in the Superior Court of Arizona, Maricopa County, for unfair competition, breach of contract, misappropriation of trade secrets and intentional interference with contractual relations. Motorola sought an injunction to prevent us from employing the former Motorola employees for a reasonable period of time and to enjoin us from using Motorola's trade secrets. Motorola sued to recover its attorney's fees, unspecified damages and other relief in this matter. In fiscal 2000, this case was settled for $2.8 million.

   On March 28, 2001, Cypress Semiconductor Corp. filed a suit against us in the U.S. District Court in Delaware, alleging that we have infringed on three of its patents and have induced others to infringe on them as well. Cypress seeks injunctive relief, unspecified damages and enhanced damages for willful infringement. We

                        INTEGRATED CIRCUIT SYSTEMS, INC.

have denied the allegations and have filed a counterclaim seeking to invalidate the Cypress patents at issue in the lawsuit. We have also filed a motion to transfer venue of the lawsuit to the U.S. District Court in the Northern District of California and we have filed a separate patent infringement suit against Cypress in the U.S. District Court in the Northern District of California, alleging that Cypress patents infringes upon our U.S. Patent No. 5.036, 216 and seek injunctive relief and damages against Cypress. We intend to continue to vigorously pursue our rights and defenses in our litigation with Cypress. Although we believe that this litigation would not have a material adverse effect on our results of operations and financial condition, no assurance can be made in this regard.

   We have also recently filed patent infringement suits in three separate lawsuits against Winbond Electronics Corp., Realtek Semiconductor Corp. and American Microsystems, Inc. We intend to vigorously pursue these infringement lawsuits.

   In addition to the foregoing, from time to time, various inquiries, potential claims and charges and litigation (collectively "claims") are made, asserted or commenced by or against us, principally arising from or related to contractual relations and possible patent infringement. We believe that any such claims currently pending, and the other litigation matters discussed above, individually and in the aggregate, have been adequately reserved and will not have any material adverse effect on our consolidated financial position or results of operations, although no assurance can be made in this regard.

21. Major Customers

   During fiscal 2000 and fiscal 1999, Maxtek, a distributor in Taiwan, represented 12% of our revenues, but no single OEM end customer accounted for 10% or more of our revenue during fiscal years 2000 and 1999. During fiscal 1998, no customer represented 10% or more of our revenues.

22. Quarterly Data (Unaudited)

   The following is a summary of the unaudited quarterly results of operations for the years ended July 3, 1999 and July 1, 2000:

                                                            Quarter Ended
                         -------------------------------------------------------------------------------------
                         September 26, December 26, March 27, July 3,   October 2, January 1, April 1, July 1,
                             1998          1998       1999     1999        1999       2000      2000    2000
                         ------------- ------------ --------- -------   ---------- ---------- -------- -------
                                                (In thousands, except per share data)
Revenue.................    $32,200      $35,815     $34,980  $36,068    $37,840    $41,058   $41,613  $45,010
Cost of sales...........     17,259       18,334      14,582   14,321     15,775     17,095    16,068   17,185
Research and
 development............      4,760        5,434       6,241    4,881      5,940      5,781     6,341    6,786
Operating income
 (loss).................      5,582        6,157       9,493   (2,826)    11,376     11,187    13,039   15,344
Net income (loss).......    $ 4,149      $ 4,512     $16,510  $(2,128)*  $ 5,454    $ 6,933   $ 8,109  $(5,764)**

--------
 * In connection with the recapitalization, we recorded a compensation charge of $15.1 million related to the accelerated vesting, cash-out and conversion of employee stock options.
 ** Includes an extraordinary charge of $16.8 million (net of tax) relating to
    (a) prepayment penalty, totaling $9.5 million (net of tax), associated with the repurchase of the aggregate outstanding principal amount of our senior subordinated notes and (b) the elimination of deferred financing costs, totaling $7.2 million (net of tax) associated with the repayment of our senior subordinated notes and senior credit facility.

                                9,000,000 Shares

                   [LOGO OF INTEGRATED CIRCUIT SYSTEMS, INC.]

                        Integrated Circuit Systems, Inc.

                                  Common Stock

                                  -----------

                                   PROSPECTUS
                                       , 2001

                                  -----------

                              Lehman Brothers

                                 JPMorgan

                            Robertson Stephens

                         Bear, Stearns & Co. Inc.

                         Fidelity Capital Markets

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

   The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, to be paid by the Registrant.

   SEC registration fee............................................... $ 42,824
   National Association of Securities Dealers, Inc. filing fee........ $ 17,630
   Printing and engraving fees........................................ $150,000
   Legal fees and expenses............................................ $250,000
   Accounting fees and expenses....................................... $130,000
   Transfer agent and Registrar fees.................................. $  5,000
   Miscellaneous...................................................... $  4,546
                                                                       --------
     Total............................................................ $600,000
                                                                       ========

Item 15. Indemnification of Directors and Officers.

   The Registrant is incorporated under the laws of the Commonwealth of Pennsylvania. Sections 1741 through 1750 of Chapter 17, Subchapter D, of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL") which contains provisions for mandatory and discretionary indemnification of a corporation's directors, officers and other personnel, and related matters.

   Under Section 1741, subject to certain limitations, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a representative, director or officer of the corporation or serving at the request of the corporation as a representative of another corporation, partnership, joint venture, trust or other enterprise, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Under Section 1743, indemnification of expenses actually and reasonably incurred is mandatory to the extent that the officer or director has been successful on the merits or otherwise in defense of any action or proceeding.

   Section 1742 provides for indemnification in derivative actions except in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation unless and only to the extent that the proper court determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses that the court deems proper.

   Section 1744 provides that, unless ordered by a court, any indemnification under Section 1741 or 1742 shall be made by the corporation only as authorized in the specific case upon a determination that the representative met the applicable standard of conduct, and such determination will be made by the Board of Directors (i) by a majority vote of a quorum of directors not parties to the action or proceeding; (ii) if a quorum is not obtainable, or if obtainable and a majority vote of a quorum of disinterested directors so directs, by independent legal counsel; or (iii) by the shareholders.

   Section 1745 provides that expenses incurred by an officer, director, employee or agent in defending a civil or criminal action or proceeding may be paid by the corporation in advance of the final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

   Section 1746 provides generally that, except in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness, the indemnification and advancement of expenses provided by Subchapter 17D of the BCL shall not be deemed exclusive of any other rights to which a person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders of disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding that office.

   Section 1747 also grants to a corporation the power to purchase and maintain insurance on behalf of any director or officer against any liability incurred by him or her in his or her capacity as officer or director, whether or not the corporation would have the power to indemnify him or her against the liability under Subchapter 17D of the BCL.

   Section 1748 and 1749 extend the indemnification and advancement of expenses provisions contained in Subchapter 17D of the BCL to successor corporations in fundamental changes and to representatives serving as fiduciaries of employee benefit plans.

   Section 1750 provides that the indemnification and advancement of expenses provided by, or granted pursuant to, Subchapter 17D of the BCL, shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representative of such person.

   Under Article VI of the Registrant's Bylaws a director or officer of the Registrant which provides in general that the Registrant shall indemnify its officers and directors to the fullest extent permitted by Pennsylvania law if authorized by the board of directors shall be indemnified in any manner against any liability which he or she may incur in his or her capacity as such. The corporation may, by action of its board of directors, provide the same indemnification to employees and agents of the corporation. Article Eight of the Registrant's Amended and Restated Articles of Incorporation provides that no director of the Registrant shall be personally liable, as such, for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Pennsylvania law.

   It is the policy of the Registrant that indemnification of, and advancement of expenses to, directors and officers of the Registrant shall be made to the fullest extent permitted by law.

   If authorized by the board of directors, the Registrant shall pay expenses incurred by an officer, director, other employee or agent, in defending a proceeding, in advance of the final disposition of such action or proceeding.

   The Registrant has entered into a separate indemnification agreement with each executive officer and director of the Registrant providing for indemnification of such person to the fullest extent permitted by law.

   Under Article VI of the Registrant's Bylaws the Registrant has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Registrant, whether or not the Registrant would have the power to indemnify him against such liability under the provisions of the Bylaws or under any provision of the BCL or other applicable law.

   The Registrant currently provides insurance coverage to its directors and officers for up to $30 million.

Item 16. Exhibits.

 * 1.1 Form of Underwriting Agreement

 * 5.1 Opinion of Pepper Hamilton LLP.

 *23.1 Consent of PricewaterhouseCoopers LLP.

 *23.2 Consent of KPMG LLP.

 *23.3 Consent of Pepper Hamilton LLP (included in Exhibit 5.1).

 *24.1 Power of Attorney (included in Part II of the Registration Statement).

*Previously filed

Item 17. Undertakings.

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Norristown, Pennsylvania, on this 15th day of May, 2001.

                                          Integrated Circuit Systems, Inc.

                                                      /s/ Hock E. Tan
                                          By___________________________________
                                            Name: Hock E. Tan
                                            Title: President and Chief
                                                 Executive Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement and Power of Attorney have been signed by or on behalf of the following persons in the capacity and on the date indicated.

              Signature                         Title(s)                 Date
              ---------                         --------                 ----

         /s/ Hock E. Tan               President and Chief           May 15, 2001
______________________________________  Executive Officer
             Hock E. Tan                (Principal Executive
                                        Officer) and Director

       /s/ Justine F. Lien             Chief Financial Officer       May 15, 2001
______________________________________  (Principal Financial and
           Justine F. Lien              Accounting Officer)

                  *                    Director                      May 15, 2001
______________________________________
           Henry I. Boreen

                  *                    Director                      May 15, 2001
______________________________________
            David Dominik

                  *                    Director                      May 15, 2001
______________________________________
          Michael A. Krupka

                  *                    Director                      May 15, 2001
______________________________________
            Prescott Ashe

                  *                    Director                      May 15, 2001
______________________________________
            John D. Howard

                  *                    Director                      May 15, 2001
______________________________________
              Nam P. Suh

       * By:/s/ Hock E. Tan                                          May 15, 2001
______________________________________
             Hock E. Tan
           Attorney-in-Fact